Exhibit 2.1

PURCHASE AND SALE AGREEMENT

between

THE CLOROX COMPANY

and

VIKING ACQUISITION INC.

Dated as of September 21, 2010

SCHEDULES

SCHEDULE A	Business Operating Entities
SCHEDULE B	Allocation of Purchase Price
SCHEDULE C	Business Disclosure Schedule
SCHEDULE D	Purchaser Disclosure Schedule
SCHEDULE E	Knowledge

SCHEDULE 2.2(b)(ii)	Machinery and Equipment
SCHEDULE 2.2(b)(iii)	Personal Property
SCHEDULE 2.2(b)(iv)	Transferred Contracts
SCHEDULE 2.2(c)(iv)	Model Business Products
SCHEDULE 2.2(d)(iii)	Transferred Litigation
SCHEDULE 2.2(f)(vi)	Retained Litigation
SCHEDULE 5.2	Conduct of the Business
SCHEDULE 5.10(a)-1	Employees Transferred into Clorox U.S.
SCHEDULE 5.10(a)-2	Employees Transferred out of Clorox U.K.
SCHEDULE 5.10(a)-3	U.S. Transferring Employees
SCHEDULE 5.10(a)-4	U.K. Transferring Employees
SCHEDULE 5.10(b)-1	Canada Transferring Employees
SCHEDULE 5.10(b)-2	Australia Transferring Employees
SCHEDULE 5.10(h)	Retention Payments

EXHIBITS

EXHIBIT A-1	Form of Equity Transfer Agreement (U.K.)
EXHIBIT A-2	Form of Equity Transfer Agreement (U.S.)
EXHIBIT B-1	Form of Asset and Liability Transfer Agreement (Argentina)
EXHIBIT B-2	Form of Asset and Liability Transfer Agreement (Australia)
EXHIBIT B-3	Form of Asset and Liability Transfer Agreement (Canada)
EXHIBIT B-4	Form of Asset and Liability Transfer Agreement (Costa Rica)
EXHIBIT B-5	Form of Asset and Liability Transfer Agreement (Mexico)
EXHIBIT B-6	Form of Asset and Liability Transfer Agreement (Philippines)
EXHIBIT B-7	Form of Asset and Liability Transfer Agreement (Puerto Rico)
EXHIBIT B-8	Form of Asset and Liability Transfer Agreement (New Zealand)
EXHIBIT C	Form of Transition Services Agreement
EXHIBIT D	Form of Formula License Agreements
EXHIBIT E	Form of Manufacturing Agreement
EXHIBIT F	U.K. Net Working Capital and Value of Final Inventory

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT (this “Agreement”) is made as of September 21, 2010 (the “Effective Date”), by and between The Clorox Company, a Delaware corporation (“Clorox Parent”), and Viking Acquisition Inc., a Delaware corporation (“Purchaser” and, together with Clorox Parent, the “Parties”).

RECITALS

WHEREAS, Clorox Parent is engaged, through various entities, in the business of developing, formulating, supplying, manufacturing, packaging, marketing, selling and distributing certain appearance and performance products specifically formulated and sold under the brand names Armor All, STP, Oomph!, Son of a Gun, Tuff Stuff and Car Buddy for use with motor vehicles worldwide;

WHEREAS, Clorox Parent desires to transfer to Purchaser, and Purchaser desires to purchase, assume or receive from Clorox Parent, certain assets, liabilities and employees of the Business, and Clorox Parent is willing to provide, and Purchaser wishes to receive, certain post-Closing services related to the Business;

WHEREAS, Clorox Parent beneficially owns, directly or indirectly, all of the outstanding equity interests of Clorox Europe Ltd. (“Clorox U.K.”), The Armor All/STP Products Company (“Clorox U.S.”), and STP Products Manufacturing Company (“Clorox U.S. Sub”) (each a “Transferred Company,” and collectively, the “Transferred Companies”);

WHEREAS, at the Closing, Clorox Parent shall, and shall cause Clorox Luxembourg S.a.r.l. (“Clorox Luxembourg”) to, transfer all of the outstanding equity interests in the Transferred Companies to Purchaser or one or more Subsidiaries designated by Purchaser, pursuant to the Equity Transfer Agreements;

WHEREAS, Clorox Parent operates the Business in part through Clorox Argentina, S.A. (“Clorox Argentina”), Clorox Australia Pty., Ltd. (“Clorox Australia”), The Clorox Company of Canada, Ltd. (“Clorox Canada”), Clorox de Centro America, S.A. (“Clorox Costa Rica”), Clorox de Mexico, S. de R.L. de C.V. (“Clorox Mexico”), Clorox International Philippines, S.A. (“Clorox Philippines”), Clorox Commercial Company (“Clorox Puerto Rico”), and Clorox New Zealand Ltd. (“Clorox New Zealand”) (each, an “Asset Transferring Company,” and collectively, the “Asset Transferring Companies”, and together with Clorox Parent and Clorox Luxembourg, the “Transferring Companies”);

WHEREAS, at the Closing, Clorox Parent shall cause each of the Asset Transferring Companies to transfer certain assets and liabilities relating to the Business to Purchaser or one or more Subsidiaries designated by Purchaser, and Purchaser shall, or shall cause such Subsidiaries to, acquire certain assets and assume certain liabilities relating to the Business, pursuant to the applicable Asset and Liability Transfer Agreements;

WHEREAS, at the Closing, Clorox Parent and Purchaser shall enter into, or cause their Subsidiaries, as applicable, to enter into a Transition Services Agreement in substantially the form set forth as Exhibit C (the “Transition Services Agreement”), Formula License Agreements in substantially the forms set forth as Exhibit D (the “Formula License Agreements”) and a Manufacturing Agreement, in substantially the form set forth as Exhibit E (the “Manufacturing Agreement”); and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of Clorox Parent to enter into this Agreement, the Guarantor (as defined in the Limited Guaranty) is entering into a limited guaranty in favor of Clorox Parent (the “Limited Guaranty”), pursuant to which, subject to the terms and conditions contained therein, the Guarantor is guaranteeing certain obligations of Purchaser in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual terms, conditions and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Clorox Parent and Purchaser hereby agree as follows:

ARTICLE I
DEFINITIONS AND INTERPRETATION

Section 1.1                                      Defined Terms.  All capitalized terms not otherwise defined herein shall have the meanings set forth opposite such terms in Annex I to this Agreement.

Section 1.2                                      Interpretation.

(a)                                  As used in this Agreement, references to the Preamble or to the Recitals, Articles, Sections, Annexes, Schedules or Exhibits are to the Preamble or a Recital or Section or Article of, or an Annex, Schedules or Exhibit to, this Agreement unless otherwise indicated.

(b)                                 The various headings and subheadings contained in this Agreement are for reference purposes only and do not limit or otherwise affect any of the provisions of this Agreement.

(c)                                  Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.”  Any singular term in this Agreement will be deemed to include the plural, and any plural term the singular.  All pronouns and variations of pronouns will be deemed to refer to the feminine, masculine or neuter, singular or plural, as the identity of the Person referred to may require.

(d)                                 The Schedules and Exhibits identified in this Agreement, including the Business Disclosure Schedule and the Purchaser Disclosure Schedule, are incorporated herein by reference and made a part of this Agreement.

(e)                                  This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.

ARTICLE II
PURCHASE AND SALE OF THE EQUITY INTERESTS
AND TRANSFERRED ASSETS

Section 2.1                                      Purchase and Sale; Purchase Price.  Subject to the terms and conditions of this Agreement, Purchaser agrees to purchase or, as applicable, to cause one or more of its Subsidiaries to purchase, at the Closing, and Clorox Parent agrees to sell, convey, transfer and assign or, as applicable, to cause its Subsidiaries to sell, convey, transfer and assign, to Purchaser or one or more Subsidiaries of Purchaser at the Closing (a) the Equity Interests; and (b) the Transferred Assets in exchange for (i) payment of the Estimated Purchase Price and (ii) the assumption of the Transferred Liabilities.  Purchaser (on its own behalf or, as applicable, on behalf of Subsidiaries of Purchaser) shall pay the Estimated Purchase Price at the Closing by wire transfer of immediately available funds to an account or accounts designated by Clorox Parent at least three Business Days prior to the Closing Date.

Section 2.2                                      Equity Interests, Transferred Assets, Retained Assets, Retained Liabilities and Transferred Liabilities.

(a)                                  Equity Interests. The term “Equity Interests” shall mean all of the outstanding equity interests of the Transferred Companies.

(b)                                 Transferred Assets.  The term “Transferred Assets” shall mean all of the right, title and interest of Clorox Parent and its Subsidiaries in assets existing as of the Closing Date and used or held for use exclusively in the operation of the Business, other than (i) assets held by or on behalf of the Transferred Companies, which are being transferred by operation of Law pursuant to the Equity Transfer Agreements, (ii) assets held by or on behalf of First Brands (Bermuda) Ltd. and its respective Subsidiaries, which are not being transferred pursuant to the Contemplated Transactions, and (iii) the Retained Assets, but including without limitation, the following assets to the extent existing on the Closing Date:

(i)                             Inventory.  All Inventory held by or on behalf of the Transferring Companies (the “Transferring Company Inventory”);

(ii)                          Machinery and Equipment.  All tools, dies, jigs, molds, patterns, machinery and equipment (including manufacturing assembly and test equipment) whether held by or on behalf of the Transferring Companies used or held for use exclusively in the operation of the Business or otherwise listed on Schedule 2.2(b)(ii);

(iii)                       Personal Property.  All tangible personal property, office furnishings and furniture, display racks, shelves, decorations, notebooks, prototypes, models, supplies and other tangible personal property used or held for use exclusively in the operation of the Business or otherwise listed on Schedule 2.2(b)(ii);

(iv)                      Contracts.  All rights in, to and under the Contracts listed on Schedule 2.2(b)(iv) and all other Contracts to which a Transferring Company is a party or by which a Transferring Company is bound that exclusively relate to the operation of the Business (together with any Contracts to be transferred pursuant to operation of Law under the Equity Transfer Agreements, the “Transferred Contracts”); and

(v)                         Brand Sense.  All rights of Clorox Parent under the Amended and Restated Professional Services agreement between Clorox Parent and Brand Sense Partners, LLC (“BSP”), dated September 1, 2007 (“BSP Agreement”), solely to the extent those rights relate exclusively to the “STP” and “Armor All” Marks, including all rights to receive royalties collected by BSP on Clorox Parent’s behalf for the use of the “STP” and “Armor All” Marks in accordance with the terms of the BSP Agreement.

(c)                                  Retained Assets. Clorox Parent and its Subsidiaries will retain, and Purchaser shall not acquire by virtue of this Agreement or the Contemplated Transactions, the following assets to the extent existing on the Closing Date (collectively, the “Retained Assets”):

(i)                             any equity interest in First Brands (Bermuda) Ltd. and its Subsidiaries;

(ii)                          any cash or cash equivalents, accounts receivable, or other working capital or inventory of Clorox Parent or any of its Subsidiaries, except to the extent included in the Final Inventory or the U.K. Net Working Capital;

(iii)                       all other assets held by or on behalf of Clorox Parent and its Subsidiaries, except the Transferred Assets and assets held by or on behalf of the Transferred Companies, which are being transferred by operation of Law pursuant to the Equity Transfer Agreements; and

(iv)                      the model Business products set forth on Schedule 2.2(c)(iv).

(d)                                 Transferred Liabilities.  Subject to the terms and conditions of this Agreement, at the Closing, Purchaser or one of its Subsidiaries shall assume and thereafter pay, perform and discharge all Liabilities, whether arising out of or relating to any circumstance, condition, occurrence or event happening before, on or after the Closing, whether due or to become due, arising out of, relating to or otherwise in respect of the Business or the operation or conduct of the Business including the following Liabilities; provided, that the Transferred Liabilities shall not include the Retained Liabilities (collectively, the “Transferred Liabilities”);

(i)                             Liabilities arising out of, relating to or otherwise in respect of the Transferred Companies, Transferred Assets and Transferred Intellectual Property;

(ii)                          Liabilities of the Asset Transferring Companies and Transferred Companies to Transferring Employees specifically assumed by Purchaser pursuant to Section 5.10, including retention payments to the Transferring Employees in accordance with Section 5.10(i);

(iii)                       Liabilities of the Asset Transferring Companies under Transferred Contracts;

(iv)                      Liabilities to the extent reflected in the U.K. Net Working Capital, including reserves set forth therein;

(v)                         Liabilities in connection with the Proceedings set forth on Schedule 2.2(d)(v) up to an amount as set forth on such Schedule; and

(vi)                      Liabilities in connection with obligations under the BSP Agreement, including any obligations that survive expiration of the BSP Agreement, solely to the extent those obligations relate exclusively to the “STP” and “Armor All” Marks, provided that Clorox Parent shall not (i) enter into any extension of such agreement or (ii) request that BSP provide any services under the BSP Agreement with respect to the “STP” and “Armor All” Marks other than those provided by BSP as of the Closing Date.

(e)                                  Transferred Intellectual Property.  For the avoidance of doubt, the Transferred Intellectual Property shall be assigned to Clorox U.S. or such other entity as Purchaser and Clorox Parent may agree prior to the Closing pursuant to Section 5.6(c) (the “Purchaser Transferee”).

(f)                                    Retained Liabilities.  Clorox Parent and its Subsidiaries will retain, and Purchaser will not assume, by virtue of this Agreement or the Contemplated Transactions, and will have no liability for, any Liabilities arising out of, relating to or otherwise in respect the following (collectively, the “Retained Liabilities”):

(i)                             claims of a default, breach, tort or non-compliance under any Transferred Contract based on acts or omissions occurring prior to Closing;

(ii)                          any Pre-Closing Taxes for which Clorox Parent is responsible pursuant to Section 5.7(e) or Section 8.3(a);

(iii)                       unless specifically assumed by Purchaser pursuant to Section 5.10, all Liabilities relating to or at any time arising in connection with (A) the employment or service with or termination of employment or service from any Business Operating Entity or Clorox Parent or any of its Affiliates of any Person for any period ending on or prior to the Closing and (B) any Business Benefit Plan or any other benefit or compensation plan, program, agreement or arrangement at any time maintained, sponsored or contributed to by Clorox Parent or any of its Affiliates or with respect to which Clorox Parent or any of its Affiliates has any Liability;

(iv)                      all Liabilities relating to (i) the employment of any UK Transferred Out Employees (or the termination of employment of such employees by Clorox Parent or Clorox U.K), and any breach of regulations 11, 13 and 14 of the Transfer of Undertakings (Protection of Employment) Regulations 2006 or the Occupational and Personal Pension Schemes (Consultation by Employers and Miscellaneous Amendment) Regulations 2006 relating to the transfer of the U.K. Transferred Out Employees or (ii) any line of business conducted by Clorox U.K. other than the Business, including any Liabilities relating to costs of separating or removing any such line of business from Clorox U.K.;

(v)                         accounts payable, accrued expenses and other current Liabilities of Clorox Parent or any of its Subsidiaries, except to the extent included in the U.K. Net Working Capital;

(vi)                      Liabilities arising out of, relating to or otherwise in respect of the Retained Assets;

(vii)                   any Intercompany Liabilities, other than any Liabilities incurred by Purchaser and its Subsidiaries (including the Transferred Companies after the Closing) under this Agreement or the Ancillary Agreements from and after the Closing Date;

(viii)                except as otherwise expressly contemplated herein or in an Ancillary Agreement, all out-of-pocket costs and expenses incurred by Clorox Parent or any of its Subsidiaries in connection with the Contemplated Transactions, including any fees and expenses payable to legal, accounting and financial advisors;

(ix)                        Liabilities for Indebtedness to the extent not included in the Final Purchase Price;

(x)                           Liabilities under the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar foreign, state or local Law based on employees who are terminated by Clorox Parent or any of its Subsidiaries prior to the Closing Date.

(xi)                        First Brands (Bermuda) Ltd. and its Subsidiaries, including without limitation, Liabilities arising out of, relating to or otherwise in respect of the Proceedings set forth on Schedule 2.2(f)(vi);

(xii)                     Liabilities arising under Environmental Laws in respect of the Business or the operation or conduct of the Business prior to the Closing Date at any location other than the Real Property;

(xiii)                  Liabilities arising under Environmental Laws resulting or arising from the operation or conduct of the Business prior to the Closing Date at any location formerly owned or leased other than the Real Property;

(xiv)                 Liabilities of Clorox Parent and its Subsidiaries under this Agreement and the Ancillary Agreements.

Section 2.3                                      Closing.  The purchase and sale of the Equity Interests and the Transferred Assets and the assumption of the Transferred Liabilities shall take place no later than the date that is three Business Days following the satisfaction or waiver in writing of each of the conditions set forth in Article VI, unless Clorox Parent and Purchaser mutually agree otherwise (which time and place are designated as the “Closing”); provided that, if the Marketing Period has not ended at the time of the satisfaction or waiver of all of the conditions set forth in Article

VI (excluding the conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), the Closing shall not occur until the earlier to occur of (a) a date during the Marketing Period specified by Purchaser on three (3) Business Days written notice to the Company and (b) the first Business Day following the final day of the Marketing Period (subject in each case to the satisfaction or waiver of all of the conditions set forth in Article VI for the Closing as of the date determined pursuant to this proviso).  The Closing will take place pursuant to an agreed upon procedure to exchange signature pages electronically and wire transfer funds.

Section 2.4                                      Closing Deliveries by Clorox Parent.  At the Closing, Clorox Parent shall deliver, or cause to be delivered, to Purchaser (on its own behalf or, as applicable, on behalf of Subsidiaries of Purchaser):

(a)                                  the Clorox U.S. Equity Transfer Agreement, duly executed by Clorox Parent, and the Clorox U.K. Equity Transfer Agreement, duly executed by Clorox Luxembourg;

(b)                                 each Asset and Liability Transfer Agreement, duly executed by the applicable Asset Transferring Company;

(c)                                  certificates representing the Equity Interests, duly endorsed for transfer to Purchaser or accompanied by stock powers or other applicable transfer instruments duly executed;

(d)                                 each other Ancillary Agreement, duly executed by Clorox Parent or its applicable Subsidiary;

(e)                                  such resignations of the members of the Boards of Directors of the Transferred Companies as may be reasonably requested by Purchaser;

(f)                                    documentation reflecting the assignment of ownership of the Transferred Intellectual Property to Clorox U.S. or such other entity as Clorox Parent and Purchaser may agree pursuant to Section 5.6(b);

(g)                                 an affidavit from each Transferred Company, stating that such Transferred Company is not and has not been a United States real property holding corporation, dated as of the Closing Date and in form and substance required under Treasury Regulation Section 1.897-2(h);

(h)                                 a certificate of an authorized officer of Clorox Parent, dated as of the Closing Date, to the effect that the conditions specified in Section 6.2(a), Section 6.2(b) and Section 6.2(c) are satisfied; and

(i)                                     such other certificates, documents and instruments as Purchaser may reasonably request in order to effect the transactions contemplated hereby.

Section 2.5                                      Closing Deliveries by Purchaser.  At the Closing, Purchaser shall deliver or cause to be delivered to Clorox Parent (on its own behalf or, as applicable, on behalf of Subsidiaries of Clorox Parent):

(a)                                  The Estimated Purchase Price as provided in Section 2.1;

(b)                                 each Equity Transfer Agreement, duly executed by Purchaser (or one of its Subsidiaries designated at least ten Business Days prior to the Closing);

(c)                                  each Asset and Liability Transfer Agreement, duly executed by Purchaser (or one of its Subsidiaries designated at least ten Business Days prior to the Closing);

(d)                                 each other Ancillary Agreement, duly executed by Purchaser or one of its Subsidiaries;

(e)                                  a certificate of an authorized officer of Purchaser, dated as of the Closing Date, to the effect that the conditions specified in Section 6.3(a) and Section 6.3(b) are satisfied; and

(f)                                    such other certificates, documents and instruments as Clorox Parent may reasonably request in order to effect the transactions contemplated hereby.

Section 2.6                                      Purchase Price Allocation.  The Purchase Price and the Transferred Liabilities shall be allocated among the Transferred Assets, the Equity Interests, and the non-competition agreement contemplated by Section 5.14 in accordance with Schedule B.  The Parties shall timely file, or cause to be filed, all Tax Returns and attachments thereto (including Internal Revenue Service Form 8594) in a manner consistent with such allocation and shall use their reasonable best efforts to sustain such allocation in any Tax audit or Tax dispute, unless specifically required to do otherwise pursuant to a “determination” within the meaning of Section 1313(a) of the Code or an analogous provision of state, local or foreign law. To the extent that payment is made to Clorox Parent under Section 2.1 with respect to Equity Interests or assets of the Transferred Companies or Asset Transferring Companies, respectively, then such payment (in the amount allocated in Schedule B and subject to adjustment in accordance with the further provisions of this Agreement) shall be deemed to have been received by Clorox Parent on behalf of, and for the benefit of, the entities selling the Transferred Companies and Asset Transferring Companies.

Section 2.7                                      Purchase Price.

(a)                                  Estimated Purchase Price.  No later than three (3) Business Days prior to the Closing, Clorox Parent shall deliver to Purchaser a statement (the “Estimated Closing Statement”) setting forth its good faith estimates of Closing Indebtedness, U.K. Net Working Capital and the Value of the Final Inventory, together with a calculation of the Purchase Price (the “Estimated Purchase Price”) based on such estimates (exclusive of VAT).  The Estimated Closing Statement and the determinations and calculations contained therein shall be prepared in accordance with this Agreement, including Section 2.7(e).

(b)                                 Determination of Final Purchase Price.  As soon as reasonably practicable, but no later than sixty (60) days after the Closing Date, Purchaser shall prepare and deliver to Clorox Parent a statement (the “Closing Statement”) setting forth Purchaser’s good faith determination of the actual amounts of Closing Indebtedness, U.K. Net Working Capital and the Value of the Final Inventory, together with a calculation of the Purchase Price based thereon.  The Closing Statement and the determinations and calculations contained therein shall be prepared in accordance with this Agreement, including Section 2.7(e).

(c)                                  Within thirty (30) days following receipt by Clorox Parent of the Closing Statement, Clorox Parent shall deliver written notice (an “Objection Notice”) to Purchaser of any dispute it has with respect to the preparation or content of the Closing Statement.  Any amount, determination or calculation contained in the Closing Statement and not specifically disputed in a timely delivered Objection Notice shall be final, conclusive and binding on the parties.  If Clorox Parent does not timely deliver an Objection Notice with respect to the Closing Statement within such thirty (30) day period, the Closing Statement will be final, conclusive and binding on the parties.  If an Objection Notice is timely delivered within such thirty (30) day period, Purchaser and Clorox Parent shall negotiate in good faith to resolve each dispute raised therein (each, an “Objection”).  If Purchaser and Clorox Parent, notwithstanding such good faith efforts, fail to resolve any Objections within fifteen (15) days after Clorox Parent delivers an Objection Notice, then Purchaser and Clorox Parent shall jointly engage PricewaterhouseCoopers (the “Accounting Firm”) to resolve such disputes (acting as an expert and not an arbitrator) in accordance with this Agreement as soon as practicable thereafter (but in any event within thirty (30) days after engagement of the Accounting Firm).  Purchaser and Clorox Parent shall cause the Accounting Firm to deliver a written report containing its calculation of the disputed Objections (which calculation shall be within the range of dispute between the Closing Statement and the Objection Notice) within such thirty (30) day period.  All Objections that are resolved between the parties or are determined by the Accounting Firm will be final, conclusive and binding on the parties absent manifest error.  The costs and expenses of the Accounting Firm shall be borne equally by Purchaser, on the one hand, and Clorox Parent, on the other hand.

(d)                                 Access.  Each of Purchaser and Clorox Parent shall, and shall cause each of its Subsidiaries to, make its financial records, accounting personnel and advisors available to the other Party, its accountants and other representatives and the Accounting Firm at reasonable times during preparation of the Closing Statement by Purchaser and the review by each Party of and the Accounting Firm of, and the resolution of any Objections with respect to, the Closing Statement.

(e)                                  Adjustments.

(i)                             If the Purchase Price as finally determined pursuant to Section 2.7(c) (the “Final Purchase Price”) exceeds the Estimated Purchase Price, Purchaser shall, or shall cause one of its Subsidiaries to, pay to Clorox Parent an amount equal to such excess by wire transfer of immediately available funds within three (3) Business Days after the date on which the Final Purchase Price is finally determined (exclusive of VAT).

(ii)                          If the Final Purchase Price is less than the Estimated Purchase Price, then within three (3) Business Days after the date on which the Final Purchase Price is finally determined, Clorox Parent shall, or shall cause one of its Subsidiaries to, pay to Purchaser an amount equal to such shortfall by wire transfer of immediately available funds within three (3) Business Days after the date on which the Final Purchase Price is finally determined (exclusive of VAT).

(f)                                    Accounting Procedures.  The Estimated Closing Statement, the Closing Statement and the determinations and calculations contained therein shall be prepared and calculated on a consolidated basis for the Business in accordance with GAAP and using the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, inclusions, exclusions and valuation and estimation methodologies) used and applied in the preparation of the June 30, 2010 Balance Sheet, except that such statements, calculations and determinations: (i) shall not include any purchase accounting or other adjustment arising out of the consummation of the transactions contemplated by this Agreement, (ii) shall follow the defined terms contained in this Agreement whether or not such terms are consistent with GAAP and (iii) shall calculate any reserves, accruals or other non-cash expense items on a pro rata (as opposed to monthly accrual) basis to account for a Closing that occurs on any date other than the last day of a calendar month.

Section 2.8                                      Withholding.  The Purchaser shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts as may be required to be deducted or withheld therefrom under any provision of federal, state, local or non-United States Tax law or under any applicable legal requirement.  To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.  Purchaser acknowledges and agrees that as of the Effective Date, to the Knowledge of Purchaser, Purchaser is not required to deduct or withhold from any consideration payable or otherwise deliverable pursuant to this Agreement any amounts under any provision of federal, state, local or non-United States Tax law or under any applicable legal requirement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES
OF CLOROX PARENT

Except as set forth in the disclosure schedule delivered by Clorox Parent to Purchaser concurrently herewith (the “Business Disclosure Schedule”) and attached hereto as Schedule C, Clorox Parent hereby represents and warrants to Purchaser that each of the following representations and warranties contained in this Article III are true and correct.  All exceptions noted in the Business Disclosure Schedule shall be numbered to correspond to the applicable sections to which such exception refers (regardless of the presence or absence of any specific reference to the Business Disclosure Schedule in this Agreement); provided, however, that the disclosures set forth in any section of the Business Disclosure Schedule shall be deemed to be an exception to any other representation or warranty of Clorox Parent contained in this Agreement to the extent that (i) the relevance of such disclosure to such other representation or warranty is reasonably apparent on the face of such disclosure or (ii) the disclosure provides a section reference to such other representation or warranty.

Section 3.1                                      Organization, Good Standing and Qualification.  Each Business Operating Entity is duly organized, validly existing and in good standing under the laws of the jurisdiction of its state or territory of incorporation or organization and has all requisite power and authority to carry on its business as now conducted.  Each Transferred Company is duly qualified to transact business and is in good standing in each jurisdiction in which the ownership or use of the properties owned by it, or the nature of the activities conducted by it, requires such qualification, except where the failure to so qualify would not reasonably be expected to have a Business Material Adverse Effect.

Section 3.2                                      Authorization; Enforceability.

(a)                                  The execution and delivery by Clorox Parent of this Agreement and the performance by Clorox Parent of its obligations hereunder have been duly authorized by all necessary corporate action on the part of Clorox Parent.  This Agreement has been duly executed and delivered by Clorox Parent and constitutes a legal, valid and binding agreement of Clorox Parent, enforceable against Clorox Parent in accordance with its terms except as may be limited by the Bankruptcy Exception.

(b)                                 The execution and delivery by the Transferring Companies which are parties to any of the other Transaction Agreements and the performance by such Transferring Companies of their obligations thereunder will be, at or prior to Closing, duly authorized by all necessary corporate or other action on the part of each such Transferring Company, as applicable.  At or prior to the Closing, each Transferring Company shall have duly executed and delivered each Transaction Agreement to which such Transferring Company is, or at the Closing will be, a party, and each such Transaction Agreement shall constitute a legal, valid and binding obligation of such Transferring Company, as applicable, enforceable against such Transferring Company in accordance with its terms, except as may be limited by the Bankruptcy Exception.

Section 3.3                                      Non-Contravention.  The execution, delivery and performance by Clorox Parent of this Agreement and by each Transferring Company of each Transaction Agreement, as applicable, to which such Transferring Company is a party and the consummation of the Contemplated Transactions do not and will not:  (a) violate, conflict with or result in the breach of any provision of the Governing Documents of any such Person; (b) assuming all Governmental Authorizations required under the HSR Act and any other mandatory antitrust notification requirements or under any applicable foreign investment review legislation have been obtained or made, conflict with or violate any Law, Governmental Order or Governmental Authorization applicable to the Business or any of the Transferred Assets; (c) violate, conflict with, result in a breach of any provision of, constitute a default under, result in the termination of, or in a right of termination or cancellation of, accelerate the performance required by, result in the triggering of any payment or other material obligations pursuant to, or result in being declared void, voidable or without further binding effect, any of the terms, conditions or provisions of any Contract to which any such Person is a party, or which will be transferred to Purchaser in connection with the Asset Transfers; or (d) result in the creation of any Lien on any of the properties that are used in the Business and that will be transferred to Purchaser (including the Transferred Companies), except, with respect to clause (d), for such conflicts, violations, invalidations, breaches, defaults, terminations, cancellations, accelerations, rights, Liens or results as would not reasonably be expected to have a Business Material Adverse Effect.

Section 3.4                                      Governmental Authorizations.  No Governmental Order or filing with any Governmental Authority on the part of any Transferring Company is required to be made in connection with the consummation of the Contemplated Transactions, except (a) those required under the HSR Act and any other required approvals from a Governmental Antitrust Authority, (b) those that may be required as a result of the nature of the business or ownership of Purchaser, (c) those the failure of which to obtain or make would not reasonably be expected to have a Business Material Adverse Effect, (d) as may be required in connection with any action by Purchaser following the Closing and (e) the payment of stamp duty in respect of the transfer of the shares in Clorox U.K.

Section 3.5                                      Capitalization and Voting Rights.

(a)                                  All of the outstanding equity interests of the Transferred Companies are owned, directly or indirectly, by Clorox Parent and, more specifically, Clorox Luxembourg owns all of the outstanding equity interests of Clorox UK, Clorox Parent owns all of the outstanding equity interests of Clorox US, and Clorox US owns all of the outstanding equity interests of Clorox US Sub.  All of the authorized and outstanding equity interests of each Transferred Company are set forth on Section 3.5(a) of the Business Disclosure Schedule.

(b)                                 The outstanding shares of capital stock of the Transferred Companies have been duly authorized and validly issued, are fully paid and nonassessable, were issued in accordance with all applicable Laws, and are free and clear of all Liens.

(c)                                  In respect of each Transferred Company, there are no (i) outstanding subscriptions, options, calls, warrants or other rights (including conversion or preemptive rights) or agreements for the purchase or acquisition from such Transferred Company of any shares of its capital stock or other equity interests; (ii) outstanding securities, instruments or obligations issued or granted by such Transferred Company that are or may become convertible into or exchangeable for any of such Transferred Company’s securities; (iii) Contracts under which such Transferred Company is or may become obligated to sell, issue or otherwise dispose of or redeem, purchase or otherwise acquire any of its securities; (iv) stockholder agreements, voting trusts or other Contracts that may affect the exercise of voting or any other rights with respect to such Transferred Company’s capital stock or other equity interests; or (v) contractual or other obligations to register any of such Transferred Company’s presently outstanding securities.

Section 3.6                                      Subsidiaries.  None of the Transferred Companies owns or controls, directly or indirectly, any interest in any other corporation, joint venture, limited liability company, partnership, association or other business entity, except Clorox U.S. Sub, which is a wholly-owned subsidiary of Clorox U.S.

Section 3.7                                      Litigation.  There is no Proceeding relating to the Business pending or, to the Knowledge of Clorox Parent, threatened in writing, against Clorox Parent or any of its Subsidiaries that, if determined or resolved adversely, individually or in the aggregate, would reasonably be expected to have a Business Material Adverse Effect.  There is no injunction, order, judgment or decree imposed upon Clorox Parent or any of its Subsidiaries which would reasonably be expected to have a Business Material Adverse Effect.

Section 3.8                                      Compliance with Laws.  Except as would not reasonably be expected to have a Business Material Adverse Effect: (a) the Business is being conducted, and has for the past two years been conducted, in compliance with all applicable Laws, and no event or events have occurred, and no conditions or circumstances exist, that individually or in the aggregate would reasonably be expected to, with or without notice or lapse of time, constitute, or result directly or indirectly in, a default under, a breach or violation of, or a failure to comply with, any such applicable Laws; (b) all Governmental Authorizations necessary for the operation of the Business have been received; (c) all such Governmental Authorizations are in full force and effect; and (d) no Business Operating Entity is in breach of such Governmental Authorization relating to the Business, and no Proceeding is pending or, to Clorox Parent’s Knowledge, threatened in writing to suspend, revoke or terminate any such Governmental Authorization.

Section 3.9                                      Financial Statements.

(a)                                  Clorox Parent has made available to Purchaser the audited consolidated statements of income, equity and cash flows related to the Business at and for the years ended June 30, 2008, 2009 and 2010 and audited consolidated balance sheets related to the Business as of June 30, 2008, 2009 and 2010 (collectively, the “Financial Statements” and the audited consolidated balance sheet as of June 30, 2010, the “June 30, 2010 Balance Sheet”).

(b)                                 The Financial Statements present fairly in all material respects the financial condition of the Business as of the respective dates thereof and the results of operation of the Business for the periods covered thereby, were prepared in accordance with GAAP, including the use of management estimates for some allocations to business units, and are derived from Clorox Parent’s consolidated financial statements.  No reserve or accrual (other than any that is being retained by Clorox Parent) or other accounting entry relating to the Business is recorded in any financial statement of Clorox Parent or any of its Subsidiaries, other than the Financial Statements.

Section 3.10                                No Undisclosed Liabilities.  There are no (x) material Liabilities of any Transferred Companies or (y) material Liabilities of the Asset Transferring Companies related to the Business, other than (a) as disclosed, reflected or reserved against in the June 30, 2010 Balance Sheet; (b) liabilities incurred in the ordinary course of business subsequent to June 30, 2010; (c) as disclosed in the Business Disclosure Schedule; (d) for Pre-Closing Taxes; or (e) those incurred in connection with the execution of any of the Transaction Agreements.  As of the Effective Date, there are no Intercompany Liabilities.

Section 3.11                                Absence of Changes.  Except as contemplated by this Agreement (including the Business Disclosure Schedule), since June 30, 2010, (a) the Business has been conducted in the ordinary course consistent with past practice in all material respects, (b) no event has occurred and no action has been taken or failed to be taken which would be reasonably likely to have a Business Material Adverse Effect and (c) Clorox Parent and its Subsidiaries have not taken any action that, if taken after the date of this Agreement without Purchaser’s consent, would constitute a breach of any of the covenants set forth in Section 5.2(b) hereof.

Section 3.12                                Listed Agreements.

(a)                                  Except for (y) Intellectual Property Agreements, and (z) Employment Agreements, which are addressed elsewhere in this Article III,  Section 3.12 of the Business Disclosure Schedule sets forth a list of all Contracts (y) to which each Transferred Company is a party or (z) to which an Asset Transferring Company is a party that relate primarily or exclusively to the Business in effect as of the Effective Date, in each case that falls within one of the following categories (collectively, the “Listed Agreements”):

(i)                             the Transferred Contracts and the Real Property Leases;

(ii)                          agreements for the purchase, sale, lease or other disposition of equipment, goods, materials, supplies or capital assets, or for the performance of services which are not terminable by the applicable Business Operating Entity without penalty on thirty days’ notice, in any case involving more than $2,500,000 in expenditures related to the Business during Fiscal Year 2010;

(iii)                       Contracts for the joint performance of work or services, and all other joint venture, collaboration, research or other agreements in excess of $2,500,000 in expenditures related to the Business during Fiscal Year 2010, or any partnership agreements;

(iv)                      notes, mortgages, deeds of trust, loan agreements, security agreements, guarantees, debentures, indentures, credit agreements and other evidences of Indebtedness;

(v)                         Contracts in excess of $2,500,000 in expenditures related to the Business during Fiscal Year 2010 with third parties who act as agents, brokers, consignees, sales representatives or distributors;

(vi)                      powers of attorney or similar authorizations granted to third parties;

(vii)                   each Contract that provides for a minimum payment guarantee with a term or any payment obligations that extend beyond one year;

(viii)                lease or agreement under which any tangible property (other than Fee Property), is owned or operated, except for any lease or agreement under which the aggregate annual rental payments do not exceed $2,500,000;

(ix)                        agreement, contract or commitment prohibiting any Person from freely engaging in any line of business with any Person or in any location;

(x)                           settlement, conciliation or similar agreements with any Governmental Authority, or such agreements pursuant to which outstanding obligations or Liabilities will exist as of or after the Closing;

(xi)                        Contract that relates to the disposition or acquisition of any business, capital stock or material assets or properties, or any merger or business combination;

(xii)                     other Contract that (A) is not made in the ordinary course of business and (B) involves in excess of $2,500,000 in payments related to the Business during Fiscal Year 2010; and

(xiii)                  any material amendment, supplement, restatement or other modification relating to any of the foregoing.

(b)                                 As of the date of this Agreement, complete copies of each Listed Agreement, Intellectual Property Agreement and Employment Agreements have been made available to Purchaser. Each Listed Agreement is legal, valid and binding on the applicable Business Operating Entity and enforceable in accordance with its terms against such Person and, to the Knowledge of Clorox Parent, each other party thereto (subject to the Bankruptcy Exception).  No Business Operating Entity is (and, to Clorox Parent’s Knowledge, no other party is) in breach of or default under any Listed Agreement, and, to Clorox Parent’s Knowledge, no event has occurred or condition exists that, with or without notice or lapse of time or both, would result in a material breach or default under any Listed Agreements, in each case except for such breaches, defaults, events or conditions which, individually or in the aggregate, have not or would not reasonably be expected to have a Business Material Adverse Effect.

Section 3.13                                Real Property.

(a)                                  Section 3.13(a) to the Business Disclosure Schedule contains a list of all real property owned, leased or subleased by any Business Operating Entity and used primarily for the operating of the Business (the “Real Property”).  With respect to each of the Fee Properties, (i) Clorox Parent or a Business Operating Entity owns fee title to such Fee Properties, free and clear of all Liens, except Permitted Liens, and (ii) Clorox Parent or a Business Operating Entity has not leased or otherwise granted to any Person the right to use or occupy such Fee Properties or any portion thereof.  Clorox Parent or a Business Operating Entity owns the entire interest of the lessee or sublessee with respect to each of the Leased Properties. With respect to any Leased Property held by Clorox Parent or any Business Operating Entity, Clorox Parent or a Business Operating Entity has made available to Purchaser a copy of each lease, sublease, license, concession and other agreement that affects such Leased Property.

(b)                                 To the Knowledge of Clorox Parent, the interest of Clorox Parent and the Business Operating Entities in each of the Leased Properties is not subject to any Lien other than Permitted Liens.  Neither Clorox Parent nor any Business Operating Entity has conveyed or granted to any Person any interest, option, right of first offer or right of first refusal to acquire any portion of or interest in the Fee Properties.  Neither Clorox Parent nor any Business Operating Entity has assigned or transferred to any Person any interest in or option to acquire any interest in the Real Property Leases and have not sublet any portion of the Leased Properties or granted any possessory rights (or option to acquire any possessory rights) to the Leased Properties to any Person.  To the Knowledge of Clorox Parent, Clorox Parent’s or any Business Operating Entity’s possession of the Leased Properties under the Real Property Leases have not been disturbed.

Section 3.14                                Environmental Law.  Except as have not or would not reasonably be expected to have a Business Material Adverse Effect, either individually or in the aggregate, (a) the Business (i) is being conducted, and has been conducted, within all applicable statute of limitations periods, in compliance with, and as would not result in Liability under, all applicable Environmental Laws and (ii) possesses all Environmental Approvals required under applicable Environmental Laws to operate the Business as currently operated; (b) no Business Operating Entity has received written notice of any Proceeding before any Governmental Authority or any judgment, decree or Governmental Order relating to the Business or the Real Property, or any other notice which relates to compliance with or Liability under any Environmental Law, including with respect to the investigation or cleanup of any Hazardous Materials at any location; (c) the Business has not treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, released, or exposed any Person to any Hazardous Material, and none of the Real Property is contaminated by any Hazardous Material, in a manner that would reasonably likely give rise to material Liabilities under Environmental Laws; and (d) Clorox Parent furnished to Purchaser all environmental audits, environmental assessments and environmental investigation reports materially bearing on environmental, health or safety liabilities relating to the Business or the Real Property, to the extent such documents are in the possession of, or under the reasonable control of Clorox Parent or any Business Operating Entity.

Section 3.15                                Assets.

(a)                                  Personal Property.  The Business Operating Entities have, and as of the Closing Date, will have in all material respects, good and marketable title to the material tangible personal property included in the Transferred Assets and, with respect to the Transferred Companies, reflected on the June 30, 2010 Balance Sheet or thereafter acquired by such Transferred Companies, other than tangible personal property disposed of in the ordinary course of business since the June 30, 2010 Balance Sheet, in each case free and clear of all Liens (other than Permitted Liens).  The material tangible personal property referred to above is in good working order (ordinary wear and tear excepted) and has been maintained in all material respects in the ordinary course of business.

(b)                                 Sufficiency of Assets.  The Transferred Companies and the Transferred Assets, together with the services provided by Clorox Parent and its Subsidiaries pursuant to the Transition Services Agreement, the Formula License Agreements and the Manufacturing Agreement will (i) be sufficient to enable the Purchaser and its Subsidiaries to conduct the Business after Closing in substantially the same manner as the Business was conducted by the Business Operating Entities on the Closing Date and (ii) constitute substantially all of the assets, rights and properties reflected in, and used to generate the results of operations contained in, the Financial Statements, except for any such assets, rights or properties transferred or disposed of in the ordinary course of business during or since such periods.  Notwithstanding the foregoing,

Purchaser understands and agrees that (w) Clorox Parent is not delivering adequate working capital for the operation of the Business, (x) Clorox Parent has entered into various contracts that relate to the Business and to other Clorox Parent businesses that are not being transferred to Purchaser and are not covered by the Ancillary Agreements and that Purchaser may have to replace such contracts in whole or in part at no cost to Clorox Parent, (y) payroll, employee benefit, treasury and cash management services, human resources support, legal and compliance functions including risk management, insurance services, litigation management and internal controls, are provided by Clorox Parent to the Business, which are not being transferred to Purchaser and are not covered by the Ancillary Agreements, and that Purchaser may have to replace such services in whole or in part at no cost to Clorox Parent, and (z) the services being provided under the Ancillary Agreements will expire in accordance with their terms, and Clorox Parent is making no representation with regard to the items covered in (i) or (ii) above to the extent that services formerly provided under the Ancillary Agreements are no longer available.  Except for the Business Operating Entities and Clorox Parent and any other Subsidiary of Clorox Parent that will provide services pursuant to the Transition Services Agreement (only with respect to such services), as of the date hereof and the Closing Date, no other Clorox Parent Affiliate is engaged in the conduct of the Business or owns or has the right to use any assets used exclusively in the Business.  Since July 1, 2007, none of the Transferred Companies have engaged in any line of business other than the Business.

Section 3.16                                Intellectual Property.

(a)                                  Section 3.16(a) of the Business Disclosure Schedule contains a complete list of Business Intellectual Property owned by Clorox Parent or one of its Subsidiaries that is registered or issued to or applied for by one of Clorox Parent or one of its Subsidiaries (or a predecessor in interest) specifying any applicable registration or issuance or application numbers therefor (the “Business Registered Intellectual Property”).  To Clorox Parent’s Knowledge, the material Business Registered Intellectual Property is valid and enforceable.  Except as set forth in Section 3.16(a)(i) of the Business Disclosure Schedules, Clorox Parent or its Subsidiaries exclusively own, free and clear of all Liens (other than Permitted Liens), or, to Clorox Parent’s Knowledge, have the right to use, and on the Closing Date the Transferred Companies or the Purchaser Transferee will own, free and clear of all Liens (other than Permitted Liens), or, to Clorox Parent’s Knowledge, have the right to use, all the Intellectual Property necessary for, and used or held for use in the Business as currently conducted provided, however, that this sentence shall not be deemed a representation or warranty that conduct of Business does not infringe or misappropriate the Intellectual Property of any third party.  The Business Intellectual Property shall be available for use by the Transferred Companies or the Purchaser Transferee on the Closing Date on terms and conditions substantially similar to those under which the Business Operating Entities owned or used the Business Intellectual Property prior to the Closing Date or pursuant to the terms of the Transition Services Agreement and the Formula License Agreement.  Clorox Parent and its Subsidiaries own all right, title and interest in and to the Business Intellectual Property created by past or present employees or independent contractors.

(b)                                 Section 3.16(b) of the Business Disclosure Schedule contains a list of each material Contract (the “Software Licenses”) pursuant to which a third party has licensed software used primarily or exclusively in the Business other than (i) “shrink-wrap”, “click-wrap” and other standard end-user license agreements for commercially available or non-customized software; (ii) agreements with individual employees, subcontractors and consultants relating to software; and (iii) agreements and terms of use posted on websites operated by the Business (“Excluded Software Agreements”).

(c)                                  Section 3.16(c) of the Business Disclosure Schedule contains a list of each Contract pursuant to which:

(i)                             a third party has licensed or otherwise granted any rights to a Business Operating Entity with respect to any Intellectual Property that is used primarily or exclusively in the Business other than Excluded Software Agreements (and also excluding Contracts required to be listed in Section 3.16(b) of the Business Disclosure Schedule) (the “In-bound Licenses”); or

(ii)                          except as set forth in Section 3.16(a)(i) of the Business Disclosure Schedules, any third party is licensed or otherwise granted any rights by Clorox Parent or one of its Subsidiaries to use any material Business Intellectual Property other than Excluded Software Agreements (and also excluding Contracts required to be listed in Section 3.16(b) of the Business Disclosure Schedule) (the “Out-bound Licenses” and, together with the Software Licenses and In-bound Licenses, the “Intellectual Property Agreements”).

(d)                                 Except as set forth in Section 3.16(a)(i) of the Business Disclosure Schedules, no Business Operating Entity is (and, to Clorox Parent’s Knowledge, no other party is) in breach of or default under any Intellectual Property Agreement, each such Intellectual Property Agreement is legal, valid and binding on the applicable Business Operating Entity and enforceable in accordance with its terms against such Person and, to the Knowledge of Clorox Parent, each other party thereto (subject to the Bankruptcy Exception), and, to Clorox Parent’s Knowledge, no event has occurred or condition exists that, with or without notice or lapse of time or both, would result in a breach or a default under the Intellectual Property Agreements, in each case except for such breaches, defaults, events, or conditions, which, individually or in the aggregate, have not or would not reasonably be expected to have a Business Material Adverse Effect.

(e)                                  (i) To Clorox Parent’s Knowledge, the conduct of the Business as presently conducted does not infringe or misappropriate the Intellectual Property of any third party; and (ii) except as set forth in Section 3.16(a)(i) of the Business Disclosure Schedules, no Proceeding is pending, or, to Clorox Parent’s Knowledge, threatened in writing against any Clorox Parent or any of its Subsidiaries with respect to the infringement or misappropriation of, or challenging the validity, enforceability, use, ownership, or registrability of, any Business Intellectual Property used in the conduct of the Business as presently conducted or contemplated to be conducted (as of the Effective Date); and (iii) except as set forth on Section 3.16(a)(i) of the Business Disclosure Schedules, to Clorox Parent’s Knowledge, no third party has infringed or misappropriated any Business Intellectual Property.

(f)                                    Except as set forth on Schedule 2.2(f)(vi) of the Business Disclosure Schedules, no Business Intellectual Property is subject to any outstanding decree, order or judgment that materially restricts the use thereof by Clorox Parent or any of its Subsidiaries.

(g)                                 All necessary registration, maintenance and renewal fees in connection with the Business Registered Intellectual Property have been paid to the relevant authorities and registrars for the purposes of maintaining such Business Registered Intellectual Property.  Clorox Parent or one of its Subsidiaries is listed (and prior to the Closing, Clorox Parent or one of its Subsidiaries will have commenced steps pursuant to Section 5.6(b) so that one of the Transferred Companies or the Purchaser Transferee will be listed (whether or not before the Closing Date)) in the records of the United States Patent and Trademark Office and other applicable state, local or other U.S. or foreign Governmental Authorities as the sole current owner of record for each item of Business Registered Intellectual Property, and such records are current and contain no gaps or other problems in the chain of title except for such gaps or other problems which, individually or in the aggregate, have not or would not reasonably be expected to have a Business Material Adverse Effect.

(h)                                 The Marks set forth in Section 3.16(a)(i) of the Business Disclosure Schedule include all of the Marks registered or subject of a pending application currently used or held for use in the operation of the Business (“Business Names”), except for the Clorox Names.  Clorox Parent and its Subsidiaries exclusively own or will exclusively own (and after Closing, the Transferred Companies or the Purchaser Transferee will exclusively own) all right, title and interest in and to the Business Names. Except as set forth on Section 3.16(a)(i) and Schedule 3.16(h) of the Business Disclosure Schedule, to Clorox Parent’s Knowledge, there are no settlement agreements, covenants not-to-sue, co-existence agreements, or other similar arrangements to which Clorox Parent or one of is Subsidiaries is a party restricting or limiting the ability of Clorox Parent or any of its Subsidiaries to use the Business Names anywhere in the world.

(i)                                     Clorox Parent and its Subsidiaries have taken all necessary or commercially reasonable actions to protect the secrecy and confidentiality of all trade secrets and other confidential information included in the Business Intellectual Property owned by Clorox Parent or one its Subsidiaries except for actions that, individually or in the aggregate, would not reasonably be expected to have a Business Material Adverse Effect.

(j)                                     Clorox Parent or a Clorox Parent own, free and clear of all Liens (other than Permitted Liens), and will own, free and clear of all Liens (other than Permitted Liens) as of the Closing Date, all Intellectual Property licensed to the Purchaser and its Subsidiaries under the Formula License Agreement (the “Licensed Intellectual Property”).  To Clorox Parent’s Knowledge, (i) the Licensed Intellectual Property is valid and enforceable, and (ii) the Licensed Intellectual Property does not infringe or misappropriate the Intellectual Property of any third party.  No Proceeding is pending, or, to Clorox Parent’s Knowledge, threatened in writing against any Clorox Parent or any of its Subsidiaries with respect to the infringement or misappropriation of, or challenging the validity, enforceability, use, ownership, or registrability of, any Licensed Intellectual Property.

Section 3.17                                Employee Benefit Plans.

(a)                                  Section 3.17(a) of the Business Disclosure Schedule sets forth a complete and correct list as of the Effective Date, to the extent applicable to Transferred Employees, of, (i) each “employee benefit plan,” as defined in Section 3(3) of ERISA, including all plans of a similar nature in jurisdictions outside of the United States, (ii) each equity incentive, stock purchase, deferred compensation plan or arrangement, bonus or other incentive compensation, severance, change in control or retention agreements and each other similar plan, policy or arrangement and (iii) each other material employee fringe benefit or compensation plan, program, agreement or arrangement that is currently maintained, sponsored or otherwise contributed to by any of the Business Operating Entities or an ERISA Affiliate for the benefit of the Transferring Employee or with respect to which any of the Business Operating Entities has any material Liability; other than any superannuation plan to which Clorox Australia makes contributions on behalf of any Australia Transferring Employee (collectively, “Business Benefit Plans”)  Each Business Benefit Plan that is solely sponsored by and that solely covers employees of Clorox U.S. and/or Clorox U.S. Sub (each a “U.S. Transferred Company” and together, the “U.S. Transferred Companies”) shall be separately designated on Section 3.17(a) of the Business Disclosure Schedule as a “U.S. Company Plan”.

(b)                                 Except as set forth on Section 3.17(b)(i) of the Business Disclosure Schedule, neither any of the Business Operating Entities nor any ERISA Affiliate maintains, sponsors or contributes to or has any Liability under or with respect to any multiemployer plan as defined in Section 3(37) or Section 4001(a)(3) of ERISA or Section 414(f) of the Code, any multiple employer plan within the meaning of Section 4063 or Section 4064 of ERISA or Section 413(c) of the Code, an “employee pension benefit plan” as defined in Section 3(2) of ERISA that is subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA, a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), or a “funded welfare plan” within the meaning of Section 419 of the Code, with respect to which Purchaser or any U.S. Transferred Company or any of their Affiliates has or could have any Material Liability.  Each Business Benefit Plan that is subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA is in compliance with the minimum funding standards of ERISA and the Code and does not have any “accumulated funding deficiency,” as defined in Section 302 of ERISA and Section 412 of the Code.

(c)                                  Except as has not or would not individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, each Business Benefit Plan has been maintained, funded and administered in compliance with its terms, and with applicable Law, including ERISA and the Code.  Each Business Benefit Plan that is intended to qualify under Section 401(a) of the Code either (i) has been the subject of a determination, notification or opinion letter from the Internal Revenue Service to the effect that such plan is qualified and the related trust is exempt from Federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, or (ii) still has a remaining period of time in which to apply for or receive such letter and to make any amendments necessary to obtain a favorable determination letter, and, to Clorox Parent’s Knowledge, no event has occurred  that would reasonably be expected to adversely affect the qualification of any such Business Benefit Plan.

(d)                                 Neither Clorox Europe Limited (the “Clorox U.K.”) nor any associated or connected person is or has been an employer (for purpose of sections 38 to 51 of the UK Pensions Act of 2004) of an occupational pension scheme registered in the UK that is not a money purchase pension scheme (both terms as defined in the UK Pension Schemes Act 1993).

Section 3.18                                Labor Agreements and Proceedings.

(a)                                  (i) none of the Transferring Employees are represented as of the Effective Date by a works council or labor organization for the purposes of collective bargaining with Clorox Parent or its Subsidiaries, and to Clorox Parent’s Knowledge, as of the Effective Date there are no activities or proceedings of any labor union or labor organization to organize the Transferring Employees (and to Clorox Parent’s Knowledge no such organizing activities have occurred within the past one (1) year), and (ii) to Clorox Parent’s Knowledge, in the past three years, none of the Business Operating Entities has been a party to any collective bargaining agreement, contract or other agreement with a labor union or labor organization and no such agreements are presently in effect with respect to any of the Business Operating Entities.  There is no strike, walk-out, work stoppage, slow-down or lockout or other material labor dispute involving, pending or, to the Knowledge of Clorox Parent, threatened against the Business, in each case which, individually or in the aggregate, has had or would reasonably be expected to have a Business Material Adverse Effect.

(b)                                 Section 3.18(b) of the Business Disclosure Schedule sets forth a list of all material written employment, retention, consulting and/or restrictive covenant agreements between Clorox Parent or any of the Business Operating Entities, on the one hand, and any Transferring Employee, on the other hand (the “Employment Agreements”).  None of the Business Operating Entities or, to Clorox Parent’s Knowledge, any Transferring Employee is in material breach of any Employment Agreement.

(c)                                  To Clorox Parent’s Knowledge, there are no employment or labor-related Proceedings that have been served against any Transferred Company or, to Clorox Parent’s Knowledge, threatened that, if determined or resolved adversely, individually or in the aggregate, would reasonably be expected to have a Business Material Adverse Effect.  To Clorox Parent’s Knowledge, there are no charges, investigations, administrative proceedings or formal complaints of discrimination (including discrimination based upon sex, age, marital status, race, national origin, sexual preference, disability or veteran status) pending or threatened before the Equal Employment Opportunity Commission or any federal, state or local agency or court or Employment Tribunal against any Transferred Company pertaining to Transferring Employees.

(d)                                 None of the UK Transferring Employees have transferred to Clorox UK pursuant to the Transfer of Undertakings (Protection of Employment) Regulations 2006.  None of the UK Transferring Employees is entitled in the event of termination of his employment by reason of redundancy to any redundancy or other payment which exceeds the basic statutory redundancy payment as defined in the Employment Rights Act 1996 other than in respect of any contractual or statutory notice period.   Other than the UK Transferring Employees and the UK Transferred Out Employees, there are no workers as such term is defined in the Employment Rights Act 1996 assigned to work in Clorox UK.

Section 3.19                                Tax Returns, Payments and Elections.  Except as would not reasonably be expected to have a Business Material Adverse Effect:

(a)                                  Each Tax Return required to be filed by a Transferred Company or any of its Subsidiaries, to the extent required by Law to be filed before the Effective Date (taking into account any applicable extensions) has been filed, and each such Tax Return is true, accurate and complete in all material respects.  All material Taxes required to have been paid by a Transferred Company or any of its Subsidiaries or with respect to the Transferred Assets or the Business have been paid in full on a timely basis.  Except as indicated on Section 3.19(a) of the Business Disclosure Schedule, no Transferred Company or any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return.

(b)                                 As of the Effective Date, there is no Tax audit, inquiry or other Tax administrative or judicial proceeding pending, or to Clorox Parent’s Knowledge, otherwise threatened in writing, with respect to any Transferred Company or any of its Subsidiaries or the Transferred Assets, and no agreement or waiver extending the period for assessment or collection of Taxes has been executed or filed with any Governmental Authority on behalf of any Transferred Company or any of its Subsidiaries or with respect to the Transferred Assets.

(c)                                  No Transferred Company or any of its Subsidiaries (i) is a party to any Tax allocation, Tax sharing or similar agreement or arrangement, (ii) has been a member during the six (6) year period prior to the Closing Date of an affiliated group filing a consolidated federal income Tax Return (other than the U.S. consolidated group of which Clorox Parent is the common parent) or (iii) is liable for Taxes of another Person by contract, under Treasury Regulations Section 1.1502-6 (other than the members of the U.S. consolidated group of which Clorox Parent is the common parent) or any similar provision of state, local or foreign law, or by reason of being a transferee or successor of such Person, by contract, or otherwise.  Clorox U.K. is not party, and has not been a party during the six (6) year period prior to the Closing Date, to any arrangement (whether legally binding or not) whereby it is, or was, expected or required to surrender tax losses (or other amounts) to any other company or otherwise to join in any election or do any other thing which is primarily for the benefit of any other company.

(d)                                 No Transferred Company nor any of its Subsidiaries is a party to, and no Transferred Asset is an interest in, any joint venture, partnership or other entity which is treated as a partnership for U.S. federal income tax purposes.

(e)                                  There are no material Liens for Taxes on the Transferred Assets or any of the assets of a Transferred Company, other than Permitted Liens.

(f)                                    No Transferred Company is the subject of any entity classification election under U.S. Treasury Regulations Section 301.7701-3, and each Transferred Company is, and has been at all times since formation, treated as a corporation for U.S. federal income tax purposes.

(g)                                 Neither any Transferred Company nor any of its Subsidiaries has any obligation to make any payment of any amount to any Person which would not be deductible (either as a compensation deduction or, in the case of an entity not currently subject to United

States federal income tax, in computing earnings and profits for United States federal income tax purposes) by reason of Section 280G, Section 162(m) or Section 404 of the Code (or any corresponding provision of state, local or non-U.S. Tax law).

(h)                                 Neither any Transferred Company nor any of its Subsidiaries has, within the two years preceding the Effective Date, been either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code or, within such two-year period, been included in a group of corporations filing a federal consolidated Tax Return with a corporation which was, during such period, a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code.

(i)                                     No Transferred Company or any of its Subsidiaries has engaged in a “reportable transaction” within the meaning of U.S. Treasury Regulations Section 1.6011-4(b).

(j)                                     Each Transferred Company and each of its Subsidiaries has timely and duly withheld and paid, or has caused to be timely and duly withheld and paid, to the appropriate Governmental Authorities all material Taxes required to be so withheld and paid.

(k)                                  Section 3.19(k) of the Business Disclosure Schedule lists all federal and all other material state, local, and non-U.S. Tax Returns filed by any Transferred Company or any of its Subsidiaries or with respect to the Transferred Assets or the Business for taxable periods ended on or after December 31, 2006, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit.

(l)                                     During the six (6) year period prior to the Closing Date, no Transferred Company has made or changed any Tax election, changed an annual accounting period, adopted or changed any accounting method or policy, filed any amended Tax Return, entered into any closing agreement, settled or compromised any Tax claim or assessment relating to such Transferred Company or any of its Subsidiaries, surrendered any right to claim a refund of Taxes, consented to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to such Transferred Company or any of its Subsidiaries, or taken any other similar action, or omitted to take any action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, compromise, surrender, consent or other action or omission would reasonably be expected to adversely affect the Business.

(m)                               No Transferred Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) as indicated on Schedule 3.19(m), (B) installment sale or open transaction disposition made on or prior to the Closing Date, (C) prepaid amount received on or prior to the Closing Date or (D) election under Section 108(i) of the Code made on or prior to the Closing Date.

(n)                                 No Transferred Company nor any of its Subsidiaries has been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code and no Transferred Asset is a “United States real property interest” within the meaning of Section 897(c)(1) of the Code.

(o)                                 No Transferring Company held or used any Marks that are part of Transferred Assets or that are assets of a Transferred Company at any time during the period beginning on July 25, 1991 and ending on August 10, 1993, and at no time following the Closing Date will any Transferring Company be related to a Person (for purposes of Section 197 of the Code) that held or used any such Marks at any time during the period beginning on July 25, 1991 and ending on August 10, 1993.

Section 3.20                                Inventory.  The Final Inventory (i) will be as of Closing in good and merchantable condition in all material respects and consists only of items usable and salable in the ordinary course of business (net of reserves for Final Inventory as of the Closing Date as set forth in the Estimated Closing Statement), (ii) will be owned by the Business Operating Entities free and clear of any Lien other than Permitted Liens, and (iii) will not be damaged or defective (net of reserves for Inventory as set forth on the Estimated Closing Statement). No Inventory used or held for use in the Business is owned or held for use by any Person other than a Transferring Company or a Transferred Company.

Section 3.21                                [reserved]

Section 3.22                                Insurance.  Clorox Parent or its Subsidiaries maintain policies for fire, flood and casualty, liability and other forms of insurance in such amounts, with such deductibles and against such risks and losses as are reasonable for the conduct of the Business (collectively, the “Insurance Policies”).  Clorox Parent does not maintain insurance policies exclusively with respect to the assets of the Business or any of the Transferred Companies.  None of Clorox Parent or its Subsidiaries has received notice of cancellation or non-renewal of any Insurance Policy. To Clorox Parent’s Knowledge, the activities and operations of the Business have been conducted in a manner so as to conform in all material respects to the applicable provisions of the Insurance Policies.

Section 3.23                                Suppliers and Customers.

(a)                                  Section 3.23(a) of the Business Disclosure Schedule lists the customers of the Business whose payments to the Business Operating Entities with respect to the Business exceeded $2,500,000 in the aggregate during either of Clorox Parent’s two most recent fiscal years.

(b)                                 Section 3.23(b) of the Business Disclosure Schedule lists the suppliers of the Business who received payments from the Business Operating Entities with respect to the Business in excess of $2,500,000 in the aggregate during either of Clorox Parent’s two most recent fiscal years.

(c)                                  None of the customers or suppliers set forth in Sections 3.23(a) and 3.23(b) of the Business Disclosure Schedule have provided written notification to any of the Business Operating Entities that such supplier or customer intends to terminate its relationship or significantly decrease the rate of buying products from or supplying services to the Business.

Section 3.24                                Product Warranties. There are no existing or, to the knowledge of Clorox Parent, threatened in writing, product liability, warranty or other similar claims in excess of $500,000 against the Business alleging that any Business product developed, formulated, supplied, manufactured, packaged, marketed, sold or distributed by any Business Operating Entity (each such product, a “Business Product”) is defective or fails to meet any product or service warranties or guaranties.  Since January 1, 2007, there have been no recalls of any Business Products.

Section 3.25                                Foreign Corrupt Practices Act.  The activities and operations of each of  the Business Operating Entities, and, to Clorox Parent’s Knowledge, each of their employees, have complied with all applicable laws governing corrupt or illicit business practices, including, without limitation, laws dealing with improper or illegal payments, gifts or gratuities and/or the payment of money or anything of value directly or indirectly to any Person (whether a government official or private individual) for the purpose of illegally or improperly inducing any Person or government official, or political party or official thereof, or any candidate for any such position, to make any decision or improperly assisting any Person in obtaining or retaining business or taking any other action favorable to such Person.

Section 3.26                                No Brokers.  Clorox Parent is not obligated under any Contract that would result in the obligation of Purchaser or its Affiliates to pay any finder’s fee, brokerage or agent’s commission in connection with the negotiations leading to this Agreement or the consummation of the purchase and sale of the Equity Interests or the Transferred Assets.

Section 3.27                                Disclaimer.  EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE III, IN ANY CERTIFICATE DELIVERED BY CLOROX PARENT HEREUNDER OR ANY ANCILLARY AGREEMENT, CLOROX PARENT MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, RELATING TO THE EQUITY INTERESTS, TRANSFERRED ASSETS, TRANSFERRED LIABILITIES, TRANSFERRING COMPANIES, TRANSFERRED COMPANIES, BUSINESS OR ANY OTHER MATTER, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO WORKMANSHIP, PROFITABILITY, FUTURE PERFORMANCE, FITNESS FOR A PARTICULAR PURPOSE OR NON-INFRINGEMENT OR ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AS TO THE ACCURACY OR COMPLETENESS OF ANY INFORMATION, DOCUMENTS OR MATERIAL TRANSMITTED, PROVIDED OR MADE AVAILABLE TO PURCHASER OR ITS REPRESENTATIVES IN ANY PHYSICAL OR ONLINE “DATA ROOMS,” MANAGEMENT PRESENTATIONS OR IN ANY OTHER FORM IN EXPECTATION OF THE CONTEMPLATED TRANSACTIONS, INCLUDING ANY PROJECTION, FORECAST OR OTHER FORWARD-LOOKING INFORMATION AND ANY INFORMATION CONTAINED IN ANY DESCRIPTIVE MEMORANDUM.  EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE III, IN ANY CERTIFICATE DELIVERED BY CLOROX PARENT HEREUNDER OR ANY ANCILLARY AGREEMENT, ALL OF

SUCH ADDITIONAL REPRESENTATIONS AND WARRANTIES ARE HEREBY DISCLAIMED, AND CLOROX PARENT EXPRESSLY DISCLAIMS ANY AND ALL LIABILITY RELATING TO OR RESULTING FROM THE USE OF ANY INFORMATION, DOCUMENTS OR MATERIAL DESCRIBED IN THE PREVIOUS SENTENCE, INCLUDING ANY MARKET ANALYSIS AND FINANCIAL PROJECTIONS THAT MAY BE CONTAINED THEREIN, OR FOR ANY ERRORS THEREIN OR OMISSIONS THEREFROM.  EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE III, IN ANY CERTIFICATE DELIVERED BY CLOROX PARENT HEREUNDER OR ANY ANCILLARY AGREEMENT, THE PURCHASE AND SALE OF THE BUSINESS IS BEING MADE ON AN “AS IS, WHERE IS” BASIS AND WITHOUT RECOURSE TO CLOROX PARENT OR ANY OF ITS SUBSIDIARIES OR REPRESENTATIVES WITH RESPECT TO ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES
OF THE PURCHASER

Except as set forth in the disclosure schedule delivered by Purchaser to Clorox Parent concurrently herewith (the “Purchaser Disclosure Schedule”) and attached hereto as Schedule D, Purchaser hereby represents and warrants to Clorox Parent that each of the following representations and warranties contained in this Article IV are true and correct.  All exceptions noted in the Purchaser Disclosure Schedule shall be numbered to correspond to the applicable sections to which such exception refers (regardless of the presence or absence of any specific reference to the Purchaser Disclosure Schedule in this Agreement); provided, however, that the disclosures set forth in any section of the Purchaser Disclosure Schedule shall be deemed to be an exception to any other representation or warranty of Purchaser contained in this Agreement to the extent that (i) the relevance of such disclosure to such other representation or warranty is reasonably apparent on the face of such disclosure or (ii) the disclosure provides a section reference to such other representation or warranty.

Section 4.1                                      Organization.  Purchaser is a corporation, duly organized, validly existing and in good standing under the laws of Delaware and has all requisite power and authority to carry on its business as now conducted.

Section 4.2                                      Authorization; Enforceability.

(a)                                  The execution and delivery by Purchaser and the performance by Purchaser of its obligations hereunder have been duly authorized by all necessary corporate action on the part of Purchaser.  This Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding agreement of Purchaser, enforceable against Purchaser in accordance with its terms except as may be limited by the Bankruptcy Exception.

(b)                                 The execution and delivery by the Purchaser and any of its Affiliates which are parties to any of the other Transaction Agreements and the performance by such entities of their obligations thereunder will be, at or prior to Closing, duly authorized by all necessary corporate or other action on the part of such Purchaser and such Affiliates, as applicable.  At or prior to the Closing, the Purchaser and its Affiliates shall have duly executed and delivered each Transaction Agreement to which such entities are, or at the Closing will be, a party, and each such Transaction Agreement shall constitute a legal, valid and binding obligation of such Purchaser and such Affiliates, as applicable, enforceable against such entities in accordance with its terms, except as may be limited by the Bankruptcy Exception.

Section 4.3                                      Non-Contravention.  The execution, delivery and performance by Purchaser and its Affiliates of each Transaction Agreement, as applicable, to which such entity is a party and the consummation of the Contemplated Transactions do not and will not:  (a) violate, conflict with or result in the breach of any provision of the Governing Documents of Purchaser or its Affiliates; (b) assuming all Governmental Authorizations required under the HSR Act and any other mandatory antitrust notification requirements have been obtained or made, conflict with or violate any Law, Governmental Order or Governmental Authorization applicable to the Purchaser, its Affiliates, or any of their assets or properties; (c) violate, conflict with, result in a breach of any provision of, constitute a default under, result in the termination of, or in a right of termination or cancellation of, accelerate the performance required by, result in the triggering of any payment or other material obligations pursuant to, or result in being declared void, voidable or without further binding effect, any of the terms, conditions or provisions of any Contract to which Purchaser or any of its Affiliates is a party, or by which the property of Purchaser or any of its Affiliates is bound or affected; or (d) result in the creation of any Lien on any of the properties of Purchaser or its Affiliates, except, with respect to clause (d), for such conflicts, violations, invalidations, breaches, defaults, terminations, cancellations, accelerations, rights, Liens or results as would not reasonably be expected to affect Purchaser’s or its Affiliates’ ability to perform their obligations under this Agreement and the Ancillary Agreements.

Section 4.4                                      Government Authorizations.  Except for all Governmental Authorizations required under the HSR Act and any other required approvals from a Governmental Antitrust Authority, no Governmental Order or filing with any Governmental Authority on the part of Purchaser or its Affiliates is required to be made in connection with the consummation of the Contemplated Transactions.

Section 4.5                                      Litigation.  There are no Proceedings pending or, to the Knowledge of Purchaser, threatened in writing against or affecting Purchaser or its Affiliates (a) challenging or seeking to restrain, delay or prohibit any of the Contemplated Transactions or (b) preventing Purchaser or any applicable Affiliate from performing in all material respects their respective obligations under this Agreement.

Section 4.6                                      Investment Intent.  Purchaser and its Affiliates acknowledge that the Equity Interests have not been registered under the Securities Act and that the Equity Interests may not be resold absent such registration or unless an exemption therefrom is available.  Purchaser and its Affiliates qualify as “accredited investors” as such term is defined in Rule 501(a) of the Securities Act.  The Equity Interests are being acquired by Purchaser or its Affiliates, as applicable, for investment purposes and solely for the account of Purchaser or its Affiliates, as applicable.  Neither Purchaser nor its Affiliates are acquiring the Equity Interests as a nominee or agent or with a view to the resale or distribution of any part thereof.   Neither Purchaser nor its Affiliates have any present intention of selling, granting any participation in, or otherwise distributing the Equity Interests.  The acquisition by Purchaser or its Affiliates of the Equity Interests as contemplated by this Agreement shall constitute confirmation of the representation by Purchaser and its Affiliates that they do not have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to any of the Equity Interests.

Section 4.7                                      Disclosure of Information.  Purchaser and its Affiliates acknowledge that they and their Representatives have been permitted full and complete access to the books and records, facilities, equipment, Tax Returns, contracts and other properties and assets of the Business that they and their Representatives have desired or requested to see or review, and that they and their Representatives have had a full opportunity to meet with the officers and key employees of the Business Operating Entities.  Purchaser and its Affiliates acknowledge that:  (a) none of Clorox Parent, its Affiliates, any of their respective Representatives or any other Person has made any representation or warranty, express or implied, as to the Business, the Business Operating Entities or the accuracy or completeness of any information regarding the Business or the Business Operating Entities furnished or made available to Purchaser, its Affiliates and their Representatives, except as expressly set forth in Article III of this Agreement, in any certificate delivered by Clorox Parent or in any Ancillary Agreement; and (b) neither Purchaser nor its Affiliates have relied on any representation or warranty from Clorox Parent or the Business Operating Entities or any other Person in determining to enter into this Agreement, except as expressly set forth in Article III of this Agreement in any certificate delivered by Clorox Parent or in any Ancillary Agreement; and (c) none of Clorox Parent, any of its Affiliates, their respective Representatives or any other Person shall have or be subject to any Liability to Purchaser, its Affiliates or any other Person resulting from the distribution to Purchaser, or Purchaser’s use of, any such information, including any information, documents or material made available to Purchaser in any physical or online “data rooms,” management presentations or in any other form in expectation of any of the Contemplated Transactions other than with respect to any representation or warranty regarding the subject matter of such information expressly set forth in Article III of this Agreement, in any certificate delivered by Clorox Parent or in any Ancillary Agreement.

Section 4.8                                      Projections.  In connection with Purchaser’s investigation of the Business, Purchaser and its Affiliates have received from Clorox Parent and its Representatives certain projections, forecasts and business plan information.  Purchaser and its Affiliates acknowledge and agree that there are uncertainties inherent in attempting to make such projections, forecasts and plans, that Purchaser and its Affiliates are familiar with such uncertainties, that there can be no assurances that the projections, forecasts and plans are accurate or that the projections, forecasts and plans will be realized, that Purchaser and its Affiliates are taking full responsibility for making their own evaluation of the adequacy and accuracy of all projections, forecasts and plans so furnished to them, and that Purchaser and its Affiliates shall have no claim against any of Clorox Parent, its Affiliates or their respective Representatives with respect thereto, except with respect to any facts and circumstances underlying such projections that are the subject of the representation and warranties expressly set forth in Article III of this Agreement, in any certificate delivered by Clorox Parent or in any Ancillary Agreement.

Section 4.9                                      Financing.

(a)                                  Assuming the satisfaction of the conditions to Purchaser’s obligation to consummate the Acquisition, the amount of funds to be provided pursuant to the Financing Letters, if funded in accordance with the terms of the Financing Letters, will be sufficient at the Closing to (i) pay the Purchase Price and any other repayment or refinancing of Indebtedness required by the Financing Letters or required as a result of the consummation of the Contemplated Transactions, and (ii) pay any and all fees and expenses, and satisfy all other payment obligations, required to be paid or satisfied by Purchaser.

(b)                                 Purchaser has delivered to Clorox Parent a true, complete and correct copy of (i) the executed commitment letter, dated as of the date hereof (the “Equity Financing Letter”), between Purchaser and Guarantor, pursuant to which Guarantor has committed, subject to the terms and conditions thereof, to invest in Purchaser the cash amounts set forth therein (the “Equity Financing”), and (ii) the executed commitment letter, dated as of the date hereof, among Purchaser, JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC (the  “Lenders”, and such commitment letter, “Debt Commitment Letter”, together with the Equity Financing Letter, the “Financing Letters”), pursuant to which the counterparties thereto have committed, subject to the terms and conditions thereof, to lend the amount set forth therein (the “Debt Financing” and, together with the Equity Financing, the “Financing”).  Purchaser has also delivered to Clorox Parent a true, complete and correct copy of any fee letter in connection with the Debt Commitment Letter (it being understood that any such Fee Letter provided to Clorox Parent may be redacted to omit the numerical fee amounts provided therein) (any such Fee Letter, a “Fee Letter”).

(c)                                  As of the date hereof, the Financing Letters are in full force and effect.  The Financing Letters contain no conditions precedent, or other contractual contingencies as between Purchaser and any other party to the Financing Letters, related to the funding of the full amount of the Financing, other than as set forth in the Financing Letters and any related Fee Letter.  As of the date hereof, to the Knowledge of Purchaser, no event has occurred or circumstance exists which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Purchaser or any of the other parties thereto, under the Financing Letters.  As of the date hereof, Purchaser has no reason to believe that any of the conditions to the Financing contemplated in the Financing Letters and any related Fee Letter will not be satisfied or that the Financing will not be made available to Purchaser at or prior to the time contemplated hereunder for Closing.  There are no side letters or other contracts or arrangements related to the Financing other than the Financing Letters and any related Fee Letter.  As of the date hereof, Purchaser has fully paid, or caused to be fully paid, any and all commitment or other fees which are due and payable on or prior to the date hereof pursuant to the terms of the Financing Letters and any related Fee Letter.

Section 4.10                                No Brokers.  None of Purchaser or any of its Affiliates is obligated under any Contract that would result in the obligation of Clorox Parent or its Affiliates to pay any finder’s fee, brokerage or agent’s commission in connection with the negotiations leading to this Agreement or the consummation of the purchase and sale of the Equity Interests or the Transferred Assets.

Section 4.11                                Limited Guaranty.  The Limited Guaranty is in full force and effect and is a legal, valid and binding obligation of the guarantors party thereto, enforceable against such guarantors in accordance with its terms, subject as to enforceability to the Bankruptcy Exception.  There is no default under the Limited Guaranty by any guarantor party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by any of the guarantors party thereto.

ARTICLE V
ADDITIONAL AGREEMENTS

Section 5.1                                      Access and Investigation.  Between the Effective Date and the Closing Date and upon reasonable advance notice from Purchaser, Clorox Parent will, and will cause each Business Operating Entity and its Representatives to, afford Purchaser, its lenders and their respective Representatives reasonable access during normal business hours to such Business Operating Entities’ personnel, properties, Contracts, books and records and other financial, operating and other data and information related to the Business as Purchaser may reasonably request.  All information obtained by Purchaser, its lenders and their respective Representatives pursuant to this Section 5.1 shall be kept confidential in accordance with the Confidentiality Agreement and Section 5.13.  Notwithstanding the foregoing, none of Clorox Parent, its Affiliates or their Representatives shall be required to provide access to any information, property or personnel if (a) such Party believes in good faith that such access is subject to any confidentiality obligations or would be reasonably likely to jeopardize such Party’s attorney-client, work product or similar legal privilege; (b) any applicable Law, in the good faith judgment of such Party, may require such party to restrict or prohibit access to any such information, properties or personnel; or (c) such access would unreasonably disrupt the businesses and operations of such Party.  Prior to the Closing, (x) none of Purchaser, its Affiliates, its shareholders, its lenders, or any of the Representatives of the foregoing shall contact or communicate, directly or indirectly, with any customer or supplier of the Business for the purpose of discussing the Business or the Contemplated Transactions without, in each such instance, obtaining the express prior written consent of Clorox Parent (such consent not to be unreasonably conditioned, withheld or delayed) and permitting Clorox Parent to fully participate in any and all conferences, telephone conversations and other communications between Purchaser, its Affiliates, its shareholders, its lenders or any Representatives of the foregoing and any such customer or supplier and (y) Purchaser shall, and shall cause its Affiliates or Representatives to, promptly provide Clorox Parent with copies of all written and electronic communications between such Persons and any such customer or supplier.

Section 5.2                                      Conduct of the Business Prior to Closing.

(a)                                  Except as otherwise contemplated by this Agreement, between the Effective Date and the Closing Date, Clorox Parent will, and will cause each Business Operating Entity to, (i) conduct the Business in the ordinary course of business, consistent with past practice and in accordance with applicable Law with no less diligence and effort than would be applied in the absence of this Agreement, (ii) use commercially reasonable efforts to (A) preserve intact the current business organization of the Transferred Companies and (B) maintain relations and goodwill with suppliers, customers, landlords and creditors of the Business in the ordinary course of business consistent with past practice and (iii) make capital expenditures, research and development expenditures and sales, marketing and promotions expenditures consistent with the ordinary course of business of the Business and Schedule 5.2(a).

(b)                                 Except as otherwise contemplated by this Agreement or as set forth in Schedule 5.2, between the Effective Date and the Closing Date, Clorox Parent will not, and will cause the Business Operating Entities to not, without the prior consent of Purchaser, which will not be unreasonably withheld, conditioned or delayed:

(i)                             terminate or amend in any material respects any Transferred Agreement or material Governmental Authorization to which a Transferred Company is a party or which is a Transferred Asset;

(ii)                          enter into any new Contracts of the kind described in Section 3.12(a) or any Intellectual Property Agreements, or terminate, amend or modify any Listed Agreement or any Intellectual Property Agreements, outside the ordinary course of business;

(iii)                       amend or otherwise modify the Governing Documents of any of the Transferred Companies;

(iv)                      issue, sell, contract to issue or sell, pledge, license, abandon, dispose of, grant, encumber or authorize the issuance, sale, pledge, disposition, grant or encumbrance of (A) any equity interests of any of the Transferred Companies, (B) any options, warrants, convertible securities or other rights of any kind to acquire any equity interest, or any other ownership interest, of the Transferred Companies, or (C) any material assets of the Business Operating Entities (except Inventory and obsolete or excess equipment) outside the ordinary course of business or material Business Intellectual Property;

(v)                         repurchase or redeem or split, reverse split or reclassify any equity interests of any of the Transferred Companies;

(vi)                      acquire by merging or consolidating with, by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets that are material outside the ordinary course of business;

(vii)                   adopt or, except to the extent required by Law, amend in any material respect any Business Benefit Plans in a manner that materially increases the cost as to Transferring Employees except in each case plans that apply to Clorox Parent employees generally, enter into or adopt any other agreement that would materially alter the terms of employment and/or compensation or benefits of a Transferring Employee, enter into or adopt any collective bargaining agreement with any labor union or similar organization that applies to, or covers, Transferring Employees or amend or modify any Employment Agreement in any material respect;

(viii)                implement any employee layoffs in a Transferred Company that could implicate the WARN Act or any similar foreign law in respect of collective layoffs;

(ix)                        grant to any Transferring Employee whose annual salary is $100,000 (or equivalent in local currency) or more any material increase in guaranteed cash compensation, other than planned, routine salary adjustments on or about October 1, 2010, or January 1, 2011, except as may be required by Law or under existing agreements, any renewal of an existing Employment Agreement or any Business Benefit Plans;

(x)                           make or revoke any material Tax election, settle or compromise any material Tax liability or materially amend any Tax Return that would reasonably be expected to adversely affect the Business;

(xi)                        permit any of the Insurance Policies to expire, or to be canceled or terminated, unless a comparable insurance policy is obtained and put into effect;

(xii)                     adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any of the Business Operating Companies or otherwise permit the corporate existence of any of the Business Operating Companies or the rights or franchises or any license, permit or authorization under which the business of any of the Business Operating Companies operates to be suspended, lapsed or revoked;

(xiii)                  permit the Transferred Companies to create, incur, assume or guarantee any material Indebtedness, or subject any of the Transferred Assets or Transferred Companies to any Lien (other than Permitted Liens);

(xiv)                 cancel or compromise any material debt or material claim owed to any Transferred Company or waive or release any material right of any Transferred Company, or that is otherwise a Transferred Asset, except in the ordinary course of business of the Business consistent with prior practices;

(xv)                    change financial accounting methods, practices, policies or principles or elections from those utilized in the preparation of the latest audited financial statements of the Business for the fiscal year ended June 30, 2010, other than any such changes as may be required under GAAP or other generally accepted accounting principles of the applicable jurisdiction, or make billings, collect accounts receivable or pay accounts payable other than in the ordinary course of business consistent with past practice;

(xvi)                 otherwise conduct the Business outside of the ordinary course of business; or

(xvii)              agree to do any of the foregoing.

(c)                                  Notwithstanding any other provision of this Agreement to the contrary, prior to the Closing Date, Clorox Parent or any of its Affiliates may cause any Transferred Company to pay out, distribute or otherwise transfer, as applicable, any cash or accounts payable, accounts receivable or assets not related to the Business held by or on behalf of any Transferred Company to Clorox Parent or any Subsidiary of Clorox Parent.

Section 5.3                                      Efforts to Consummate; Consents; Approvals.

(a)                                  Subject to the terms and conditions herein provided and except as specifically addressed in Sections 5.18 and 5.19, each of Purchaser and Clorox Parent shall, and shall cause its Subsidiaries to, use reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the Contemplated Transactions (including the satisfaction, but not waiver, of the closing conditions set forth in Article VI).  In furtherance of the foregoing, Clorox Parent and Purchaser shall coordinate and cooperate with one another and shall each use its reasonable best efforts to provide any notices, and to obtain (and shall each refrain from taking any willful action that would impede or delay obtaining) all consents, waivers, approvals, authorizations or orders needed to consummate the Contemplated Transactions; provided that Clorox Parent shall make all payments reasonably necessary to obtain consents, waivers, approvals, authorizations or orders of third parties needed to consummate the Contemplated Transactions, and Purchaser shall reimburse Clorox Parent for 50% of such payments at Closing.

(b)                                 Clorox Parent and Purchaser each shall use its reasonable best efforts to file (i) the appropriate notification and report form, and all other documents to be filed in connection therewith, required by the HSR Act and the notification rules promulgated thereunder with the United States Federal Trade Commission and the United States Department of Justice as soon as practicable following the Effective Date, but in any event within five Business Days following the Effective Date and (ii) the appropriate notification and report forms, and all other documents to be filed in connection therewith, required by any Governmental Antitrust Authority as soon as practicable following the Effective Date, but in any event within ten Business Days following the Effective Date.  Purchaser shall be responsible for paying the applicable HSR Act filing fee and any other filing fees imposed in connection with any other antitrust notification. Clorox Parent and Purchaser shall respond promptly to any request for additional information or documentary material that may be issued by a Governmental Antitrust Authority.  Neither Clorox Parent nor Purchaser shall take any action that will have the effect of delaying, impairing or impeding the receipt of any required approvals.

(c)                                  Without limiting the generality of Purchaser’s undertakings pursuant to Section 5.3(b), Purchaser shall:

(i)                             take promptly any or all of the following actions to the extent necessary to eliminate any questions, concerns, issues or objections raised by any Governmental Authority with jurisdiction over the enforcement of any applicable antitrust Laws (“Governmental Antitrust Authority”) regarding the legality under any antitrust Law of Purchaser’s acquisition of the Transferred Companies and the Business, entering into negotiations, providing information, making proposals, entering into and performing agreements or submitting to judicial or administrative orders, or selling or otherwise disposing of, or holding separate (through the establishment of a trust or otherwise), particular assets or categories of assets, or businesses, of Purchaser;

(ii)                          use its reasonable best efforts to prevent the entry in a judicial or administrative proceeding brought under any antitrust Law by a Governmental Antitrust Authority or any other party of any permanent or preliminary injunction or other order that would make consummation of Contemplated Transactions, including the Acquisition, in accordance with the terms of this Agreement and the Ancillary Agreements unlawful or that would prevent or delay such consummation, including taking the steps contemplated by Section 5.3(c)(i);

(iii)                       take promptly, in the event that such an injunction or order has been issued in such a proceeding, any and all steps, including the appeal thereof, the posting of a bond or the steps contemplated by Section 5.3(c)(i), necessary to vacate, modify or suspend such injunction or order so as to permit such consummation of the Contemplated Transactions on a schedule as close as possible to that contemplated by this Agreement; and

(iv)                      take promptly all other actions and do all other things necessary and proper to avoid, resolve or eliminate each and every impediment under any antitrust Law that may be asserted by any Governmental Antitrust Authority or any other party to the consummation of Contemplated Transactions, including the Acquisition, in accordance with the terms of this Agreement and the Ancillary Agreements.

(d)                                 Except where prohibited by applicable Law, and subject to the Confidentiality Agreement, Clorox Parent and Purchaser shall, and shall cause their Affiliates to, coordinate with one another in preparing and exchanging such information, and shall promptly provide the other (or its counsel) with copies of all filings, presentations or submissions made by such Party or its Affiliates with any Governmental Authority in connection with this Agreement or the Contemplated Transactions.  Each of Clorox Parent and Purchaser shall timely make, or cause to be made, all necessary filings with Governmental Authorities.

Section 5.4                                      Notification.  Clorox Parent shall give prompt notice to Purchaser, and Purchaser shall give prompt notice to Clorox Parent, of (a) the occurrence or non-occurrence of any event after the date hereof, the occurrence or non-occurrence of which would be likely to cause any representation or warranty contained in this Agreement to be materially untrue or inaccurate such that the conditions to Closing set forth in Sections 6.2(a) and 6.3(a), as the case may be, shall not be met, and (b) any failure of Clorox Parent or Purchaser, as the case may be, to materially comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it after the date hereof such that the conditions to Closing set forth in Sections 6.2(b) and 6.3(b), as the case may be, shall not be met; provided, however, that failure to give such notice shall not be treated as a breach of covenant for the purposes of Section 7.2(b) or 7.3(b), unless the failure to give such notice results in actual and material prejudice to the other Party.

Section 5.5                                      No Negotiation.  From the Effective Date until the earlier of termination of this Agreement and the Closing, Clorox Parent will, and will cause its Subsidiaries and Representatives to, discontinue any negotiations with any Person (other than Purchaser) relating to any sale of the Transferred Assets or the Transferred Companies, including the sale of any

Equity Interests, whether by stock sale, merger, consolidation or similar transaction, or the sale of any material portion of the assets of the Transferred Companies (other than sales in the ordinary course of business).  Until such time, if any, as this Agreement is terminated or the Closing occurs, Clorox Parent will not, and will instruct its Subsidiaries and Representatives to not, solicit, initiate or encourage any inquiries or proposals from, or negotiate with, any Person (other than Purchaser) relating to any such transaction involving the sale of the Transferred Assets or any of the Transferred Companies.  Clorox Parent shall send written notice to each Person to whom Clorox Parent has provided information relating to the Business in connection with the proposed Acquisition requiring that such Person return or confirm the destruction of all provided information promptly after the date hereof, but in no event later than ten (10) Business Days after the date hereof.

Section 5.6                                      Names; Intellectual Property Transfer.

(a)                                  As promptly as reasonably practicable, but no more than thirty (30) days after the Closing, Purchaser shall, or shall cause the applicable Transferred Companies to, make all filings with applicable Governmental Authorities to change the name of each Transferred Company and any of its applicable Subsidiaries to remove the name “Clorox”.  Purchaser shall, as promptly as reasonably practicable, but no more than ninety (90) days after the Closing, further cause the Transferred Companies and their Subsidiaries to remove and cease using any trademarks, trade names, brandmarks, brand names, trade dress or logos incorporating the name “Clorox” (the “Clorox Names”) from all Internet sites, products or packaging, signage, labels, stationery or office forms of the Transferred Companies received in connection with the transactions contemplated by this Agreement, except in the case of Inventory included in the Final Inventory.  Effective as of the Closing Date, Clorox Parent hereby grants Purchaser Transferee and the Transferred Companies a non-exclusive, non-transferable, royalty-free license to use the Clorox Names during such ninety (90) day period (or for the Inventory included in the Final Inventory, until such time as such Inventory is exhausted) in substantially the same manner as such Marks were used prior to the Closing Date as necessary to transition away from the use of the Clorox Names.  Thereafter, Purchaser shall neither use nor permit or suffer any of its Affiliates to use any of the Clorox Names or any trademark, trade name, brandmark, brand name, trade dress or logo incorporating any of the Clorox Names in connection with the Transferred Companies, the Business or otherwise.

(b)                                 Prior to the Closing, Clorox Parent shall, and shall cause each of its relevant Affiliates to, assign, transfer and convey, for no additional consideration and pursuant to written assignment documents in a form reasonably acceptable to Purchaser, the Business Names and Business Registered Intellectual Property, and all other Business Intellectual Property (the “Transferred Intellectual Property”) to Clorox U.S. or such other entities as Clorox Parent and Purchaser may agree.

(c)                                  At the request of Purchaser, Clorox Parent and its Subsidiaries shall execute, acknowledge and deliver all such further conveyances, notices, assumptions, releases and acquittances and such other instruments, and shall promptly take such further actions as shall be reasonably necessary or requested by Purchaser to record with any appropriate Governmental Authority the assignment of the Transferred Intellectual Property to Clorox U.S. or such other entities as Clorox Parent and Purchaser may agree, provided, however, that Purchaser shall be reasonable in its selection of Transferred Intellectual Property to be recorded. Clorox Parent shall be responsible for costs associated with recording, in the records of the United States Patent and Trademark Office and other applicable state, local or other U.S. or foreign Governmental Authorities, any assignment of Business Names and Business Registered Intellectual Property, without any gaps in the chain of title, to Clorox U.S.  Purchaser shall be responsible for costs associated with such recordations for any assignment of Business Names and Business Registered Intellectual Property to any other entity (in excess of what Clorox Parent would reasonably expect to incur if the assignment were to Clorox U.S., or, in full to the extent Purchaser requests assignment of Business Names and Business Registered Intellectual Property from Clorox U.S. to any other entity).  Purchaser shall be responsible for any costs associated with assignment of and recordations of any assignments of Business Names and Business Registered Intellectual Property thereafter.

Section 5.7                                      Tax Matters.

(a)                                  Whenever it is necessary for purposes of this Agreement to determine the liability for Taxes of a Transferred Company for the Pre-Closing Portion of a Straddle Period, the determination shall be made by assuming that such Straddle Period ended at the close of business on the Closing Date, and by assuming that the Tax period of any pass-through entity owned by the Transferred Company ended at the close of business on the Closing Date.  In the case of property Taxes and similar Taxes which are levied on a per diem basis, the amount of Taxes allocable to the Pre-Closing Portion of such Straddle Period shall equal the Taxes for the Straddle Period multiplied by a fraction, the numerator of which shall be the number of days in the Straddle Period up to and including the Closing Date, and the denominator of which shall be the total number of days in the Straddle Period.

(b)                                 Clorox Parent shall (i) prepare and timely file, or cause to be prepared and timely filed when due (including extensions), any combined, consolidated or unitary Tax Return that is required to include the operations, ownership, assets or activities of any of the Transferred Companies for periods ending on or before the Closing Date and (ii) timely pay all Taxes required to be paid with respect to such Tax Returns.

(c)                                  Purchaser shall prepare and timely file, or cause to be prepared and timely filed when due (including extensions), any Tax Return that is required to be filed after the Closing Date which includes the operations, ownership, assets or activities of the Transferred Companies for a period ending after the Closing Date, including any Straddle Period.  Any Tax Return for a Straddle Period shall be prepared in accordance with past Tax accounting practices used with respect to the Tax Return in question (unless such practices are no longer permissible under applicable Tax Law), and to the extent any items are not covered by past practices (or in the event such past practices are no longer permissible under applicable Tax Law), in accordance with reasonable Tax accounting practices selected by Purchaser with the consent (not to be unreasonably withheld or delayed) of Clorox Parent.  No liability in respect of Tax shown on any Tax Return for a Straddle Period prepared by Purchaser pursuant to this Section 5.7(c) shall be considered a liability for Taxes subject to reimbursement pursuant to Section 5.7(e) unless Purchaser shall have provided Clorox Parent with a copy of such Tax Return at least forty-five

(45) days prior to the filing of such Tax Return (or, if required to be filed within forty-five (45) days of Closing, as soon as possible following Closing), accompanied by a statement (a “Straddle Period Statement”) setting forth and calculating in reasonable detail the Taxes shown as due on such Tax Return which are allocable to the Pre-Closing Period of such Straddle Period.

(d)                                 If Clorox Parent disagrees with the manner of preparation of a Tax Return for a Straddle Period, or with the amount of Taxes calculated as allocable to the Pre-Closing Portion of such Straddle Period (as shown on the Straddle Period Statement), within fifteen (15) days of the receipt of the Tax Return for the Straddle Period and the Straddle Period Statement Clorox Parent may provide to Purchaser a notice of such dispute (a “Tax Statement Dispute”).  If Clorox Parent does not provide a notice of Tax Statement Dispute within such fifteen-day period, Clorox Parent shall be deemed to have accepted the Tax Return and the Straddle Period Statement for purposes of Section 5.7(e).  If Clorox Parent provides Purchaser with a notice of Tax Statement Dispute, Clorox Parent shall also provide to Purchaser a proposed revision of such Tax Return, a statement setting forth and calculating in reasonable detail the Taxes allocable to the Pre-Closing Portion of the Straddle Period, and a written explanation of the reasons for its adjustment.  Clorox Parent and Purchaser shall attempt to resolve their disagreement within five Business Days following Clorox Parent’s notification of a Tax Statement Dispute.  If Clorox Parent and Purchaser cannot reach complete agreement within such five Business Days, each of Clorox Parent and Purchaser shall select a Tax expert from its respective outside accounting firm or law firm knowledgeable in the area of the dispute, and such experts shall attempt to resolve the differences.  Each Party shall be responsible for the costs and fees of its Tax expert.  If Clorox Parent and Purchaser are unable to resolve their differences through their Tax experts, the dispute shall be submitted to the Accounting Firm.  The fees and expenses of the Accounting Firm shall be borne fifty percent (50%) by Clorox Parent and fifty percent (50%) by Purchaser.

(e)                                  Subject to the dispute resolution provisions in this Section 5.7, Clorox Parent shall pay or cause to be paid to Purchaser an amount equal to the Taxes of the Transferred Companies attributable to any Pre-Closing Period or the Pre-Closing Portion of any Straddle Period, except to the extent such Taxes are (i) payable by Purchaser pursuant to Section 5.9 or (ii) have been paid by the Transferred Companies prior to the Closing Date.  All such payments shall be made no later than ten Business Days after Purchaser has provided notice of such Taxes to Clorox Parent.

(f)                                    Neither Purchaser nor any of the Transferred Companies shall file any amended Tax Return with respect to the Transferred Companies for any Tax period ending on or before the Closing Date or any Straddle Period without the prior written consent of Clorox Parent (not to be unreasonably withheld or delayed), except as required under applicable Law.

(g)                                 Each Party shall, and shall cause each of its Subsidiaries to, (i) retain all books and records with respect to Tax matters pertinent to any Asset Transferring Company (to the extent related to the Transferred Assets or the Business) or a Transferred Company, in each case relating to any Tax period beginning before the Closing Date until the expiration of the applicable statute of limitations period, and abide by all record retention agreements entered into with any Tax authority, and (ii) give the other Party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if such other Party so requests, shall, and shall cause its Subsidiaries to allow such other Party to take possession of such books and records (except as would be prohibited by applicable Law).  During the period such books and records with respect to Tax matters are retained by the Parties, each Party shall provide, or shall cause its Subsidiaries and their Representatives to provide, as applicable, reasonable direct access to such books and records to the other Party during normal working hours, including the right to make copies, at such other Party’s expense, in connection with any audit or other proceeding with respect to Taxes or any claim for indemnification with respect to Taxes.

(h)                                 Purchaser and Clorox Parent further agree, upon request, to use reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed; provided that obtaining such certificate or other document may not reasonably be expected to adversely affect Purchaser, any of the Transferred Companies or Clorox Parent.

(i)                                     Within thirty (30) Business Days of Clorox Parent’s request, Purchaser shall cause its employees (including any previous employees of Clorox Parent or its Affiliates with knowledge of the matter at hand) to prepare and provide to Clorox Parent such Tax information as is reasonably requested by Clorox Parent with respect to any operations, ownership, assets or activities of each of the Transferred Companies for periods prior to the Closing Date, including pro forma Tax Returns, to the extent such information is relevant to the preparation of any Tax Return that Clorox Parent is required to prepare and file.  Clorox Parent shall reimburse Purchaser and the Transferred Companies for additional reasonable out-of-pocket costs of preparing any such Tax information.  Purchaser shall not have any Liability for any inaccuracy in any such information.

(j)                                     Purchaser and Clorox Parent further agree, upon request, to provide the other Party with all information that either Party may be required to report pursuant to Section 6043 of the Code or Section 6043A of the Code, or Treasury Regulations promulgated thereunder.

Section 5.8                                      Refunds and Credits.  Any refunds, rebates, deposits, credits or overpayments of Taxes of any of the Transferred Companies for any Tax period ending on or before the Closing Date (“Pre-Closing Refunds”) shall be for the account of Clorox Parent, and Purchaser shall promptly pay to Clorox Parent any Pre-Closing Refunds received by Purchaser or its Affiliates after the Closing Date.  Any refunds, rebates, deposits, credits or overpayments of any of the Transferred Companies for any Tax period beginning after the Closing Date (“Post-Closing Refunds”) shall be for the account of Purchaser, and Clorox Parent shall promptly pay to Purchaser any Post-Closing Refunds received by Clorox Parent after the Closing Date.  Any refunds, rebates, deposits, credits or overpayments of Taxes of any of the Transferred Companies for a Straddle Period shall be equitably apportioned between Clorox Parent, on the one hand, and Purchaser, on the other hand and promptly paid to such Party, as applicable.  Purchaser shall, if Clorox Parent so requests and at Clorox Parent’s expense, file for and obtain any refunds, rebates, deposits, credits or overpayments, or cause the Transferred Companies to file for and obtain any refunds, rebates, deposits, credits or overpayments, to which Clorox Parent shall be entitled under this Section 5.8, and Purchaser shall permit Clorox Parent to control the prosecution of any such refund claim.  Clorox Parent shall, if Purchaser so requests and at Purchaser’s expense, file for and obtain any refunds, rebates, deposits, credits or overpayments, or cause its Subsidiaries to file for and obtain any refunds, rebates, deposits, credits or overpayments, to which Purchaser shall be entitled under this Section 5.8, and Clorox Parent shall permit Purchaser to control the prosecution of any such refund claim.

Section 5.9                                      Transfer Taxes.  Notwithstanding anything to the contrary in this Agreement, Purchaser shall pay to Clorox Parent the full amount of all transfer, documentary, sales, use, stamp, registration and such other Taxes (including real estate transfer Taxes), and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the Contemplated Transactions shall be borne (and any applicable refund thereof, including any applicable refund of VAT, shall be shared) fifty percent (50%) by Clorox Parent and fifty percent (50%) by Purchaser.  Purchaser shall pay its share of such amounts to Clorox Parent, and Clorox Parent shall remit such amount to the applicable taxing authority.  If and to the extent VAT applies, the Purchaser shall pay the VAT on the production of a valid VAT invoice by the Transferring Companies.

Section 5.10                                Employee Matters.

(a)                                  United States. Clorox Parent shall cause to be transferred to Clorox U.S., effective upon the Closing, the Business employees employed by Clorox Parent or one or more of its Affiliates set forth on Schedule 5.10(a)-1.  The Business employees employed by Clorox U.S. or Clorox U.S. Sub as of the date of this Agreement are listed on Schedule 5.10(a)-2 (the Business employees listed on Schedules 5.10(a)-1 and 5.10(a)-2, as updated pursuant to the following sentence, are referred to herein as “U.S. Transferring Employees”). Schedule 5.10(a)-1 and Schedule 5.10(a)-2 shall be updated from time to time by Clorox Parent, but in any event no later than three days prior to Closing, to reflect employee hires, terminations or other changes in employment status in Clorox U.S. that occur in the ordinary course of business consistent with past custom and practice.  Notwithstanding the foregoing or any other provision of this Agreement, any U.S. Transferring Employee who, as of the Closing Date, is receiving, or entitled to receive as a result of an injury or illness incurred prior to the Closing Date, short-term disability benefits and who subsequently becomes eligible to receive long-term disability benefits shall be provided long-term disability benefits under a Clorox Parent long-term disability plan until such employee is no longer disabled as a result of the original disability incurred prior to the Closing Date.  Clorox Parent shall retain all Liabilities relating to any current or former employee of any Business Operating Entity who is receiving long-term disability benefits on the Closing Date or who becomes entitled to receive long-term disability benefits as a result of an injury or illness incurred prior to the Closing Date, on or following the Closing Date pursuant to the immediately preceding sentence.

(b)                                 United Kingdom.  Not less than fifteen days before the Closing Date, Clorox Parent shall cause to be transferred from Clorox U.K., effective upon the Closing Date or such earlier date as determined by Clorox Parent in its sole discretion, the employees employed by Clorox U.K. set forth on Schedule 5.10(b)-1 (the “U.K. Transferred Out Employees”).  The Business employees employed by Clorox U.K. as of the date of this Agreement are listed on Schedule 5.10(b)-1 and Schedule 5.10(b)-2 (the Business employees listed on Schedules 5.10(b)-

2, as updated pursuant to the following sentence, are referred to herein as “U.K. Transferring Employees”). Schedule 5.10(b)-1 and Schedule 5.10(b)-2 shall be updated from time to time by Clorox Parent, but in any event no later than three days prior to Closing, to reflect employee hires, terminations or other changes in employment status in Clorox U.K. that occur in the ordinary course of business consistent with past custom and practice. In the event that any UK Transferred Out Employees claim to be employed by Clorox U.K. following Closing, Clorox U.K. may terminate the employment of such individual and Clorox Parent shall indemnify and hold harmless, the Purchaser against any Liability (including reasonable attorneys’ fees) incurred by Clorox U.K. in relation to such employment or its termination.

(c)                                  Other Jurisdictions.  Not less than fifteen days before the Closing Date, Purchaser shall send an offer letter (“Offer Letter”) to (x) each of the Business employees located in Canada employed by Clorox Parent or one or more of its Affiliates set forth on Schedule 5.10(c)-1 (the “Canadian Transferring Employees”) and (y) the Business employees located in Australia set forth on Schedule 5.10(c)-2 (the “Australian Transferring Employees”) offering employment to such employees commencing on the day after the Closing Date with Purchaser or one of its Subsidiaries on terms and conditions described in Section 5.10(d).  Purchaser shall consult with Clorox Parent regarding the form and substance of the Offer Letter prior to sending the Offers Letters to employees, provide Clorox Parent with copies of all Offer Letters sent to Business employees and provide copies of all Offer Letters countersigned by Business employees.  Schedule 5.10(c)-1 and Schedule 5.10(c)-2 shall be updated from time to time by Clorox Parent, but in any event no later than fifteen days prior to Closing, to reflect employee hires, terminations or other changes in employment status of Business Employees located in Canada and Australia, respectively.

(d)                                 For at least twelve months following the Closing Date, the terms and conditions of the Transferring Employees’ employment with the Purchaser with respect to (i) base salary, wages, commission, target bonus opportunities (other than any equity-based opportunities or compensation) and (ii) health, welfare and retirement benefits (other than supplemental executive retirement/SERP benefits) shall be substantially similar in value in the aggregate to, with respect to clause (i), those provided by Clorox Parent and/or the applicable Business Operating Entity as of immediately prior to the Closing Date (to the extent disclosed to Purchaser), and, with respect to clause (ii), those provided by Clorox Parent and/or the applicable Business Operating Entity as of immediately prior to the Effective Date; provided that neither Purchaser nor its Affiliates shall be required to adopt or maintain any particular type of benefit plan, program, policy or arrangements (such as defined benefit pension, retiree medical, or nonqualified deferred compensation plans) to comply with the foregoing.  Benefit plans established, adopted or maintained by Purchaser or the Transferred Companies after the Closing Date to comply with the foregoing sentence shall herein be referred to as “Purchaser Plans”).   Transferring Employees shall be given credit for all service with Clorox Parent and its Subsidiaries (including service with a predecessor employer to the extent such service was credited by Clorox Parent and its Subsidiaries) prior to the Closing under each Purchaser Plan for purposes of eligibility and vesting (but not for purposes of benefits accrual) to the same extent credited by Clorox Parent for a similar purpose under an analogous Business Benefit Plan as of the Closing Date.  With respect to any Purchaser Plan that is or would be considered a “welfare benefit plan” (as defined in Section 3(1) of ERISA) that provides health benefits, Purchaser shall cause there to be waived, (i) any pre-existing condition, and waiting periods and evidence of insurability requirements for any Transferring Employee enrolled in similar Business Benefit Plans maintained by Clorox Parent and its Subsidiaries as of the Closing Date to the extent waived, satisfied or inapplicable under such Business Benefit Plans as of the Closing Date, and (ii) any co-payments, deductibles and offsets (or similar payments) made during the plan year that includes the Closing Date for the purposes of satisfying any applicable deductible, out-of-pocket or similar requirements under any analogous Purchaser Plans in which they are or become eligible to participate on or after the Closing Date and in the plan year in which the Closing Date occurs.

(e)                                  As of the Closing Date, the U.S. Transferring Employees shall become members of the class of employees eligible to participate in the applicable Purchaser Plan that is intended to qualify as qualified cash or deferred arrangements under Section 401(k) of the Code (the “Purchaser 401(k) Plan”).  If a U.S. Transferring Employee has sufficient service (taking into account service credited pursuant to subsection (c) hereof) under the Purchaser 401(k) Plan, such U.S. Transferring Employee shall be allowed to enter active participation in the Purchaser 401(k) Plan as of the Closing Date.  Purchaser shall take all steps necessary to cause the Purchaser 401(k) Plan to accept eligible rollover distributions (as defined in Section 402(c)(4) of the Code), in cash but including any associated loans (irrespective of whether a rollover distribution of such loans would be considered a cash or in-kind distribution), from each U.S. Transferring Employee who has received such a distribution from the applicable 401(k) Plan of Clorox Parent or its Subsidiaries.  The distributions and rollovers described herein shall comply with applicable Law, and each Party shall make all filings and take any actions required of such Party under applicable Law in connection therewith.

(f)                                    With respect to any accrued but unused vacation time (including flexible time off and sick pay) as of the Closing to which any Transferring Employee is entitled pursuant to Clorox Parent’s or its Subsidiaries’ vacation policy or under Law immediately prior to the Closing Date, Purchaser shall, to the extent permitted by Law, assume any Liability for such accrued but unused vacation time and allow such Transferring Employee to use such accrued vacation after the Closing Date; provided, however, that Purchaser shall be liable for and pay in cash an amount equal to such accrued but unused vacation time to any Transferring Employee whose employment terminates for any reason subsequent to the Closing Date.

(g)                                 Notwithstanding anything to the contrary in this Agreement, starting on the Closing Date, Purchaser shall, for a period ending on the date one year after the Closing Date, provide (or cause its Subsidiaries to provide) each Transferring Employee whose employment is terminated during this one-year period and who is otherwise entitled to severance pay under the plans or practices of Clorox Parent (provided such plans or practices have been disclosed to Parent prior to the execution of this Agreement) with severance pay  equal to the greatest of (i) the severance pay and benefits in the aggregate offered to similarly situated employees of Clorox Parent or its Subsidiaries under the guidelines set forth on Schedule 5.10(g), (ii) the severance pay and benefits offered to similarly situated employees of Purchaser, or (iii) the severance pay required by Law. Purchaser shall assume from Clorox Parent all Liabilities to pay or provide severance in accordance with the guidelines set forth on Schedule 5.10(g) or required by Law to

(A) any Business employee who is not offered employment by Purchaser and/or one of its Subsidiaries pursuant to Section 5.10(c) and (B) any Transferring Employee who is offered and rejects employment by Purchaser and/or one of its Subsidiaries pursuant to Section 5.10(c) and who would otherwise be entitled to severance pay and/or benefits under the plans or practices of Clorox Parent or its Affiliates (provided such plans or practices have been disclosed to Purchaser prior to the execution of this Agreement) had such Transferring Employee’s employment been terminated by Clorox Parent or its Subsidiaries under the circumstances under which such Transferring Employee’s employment is terminated by the Purchaser.

(h)                                 With respect to Clorox U.S. and Clorox U.S. Sub, for purposes of WARN Act compliance, on or before the Closing Date Parent shall provide Purchaser with a list of employee layoffs, by date and location, implemented by Clorox U.S. and Clorox U.S. Sub in the 90-day period preceding the Closing.

(i)                                     With respect to all U.S. Transferring Employees (and their respective covered dependents), who are “M&A Qualified Beneficiaries” (as defined in Section 54.4980B-9 Q&A-4(a) of the Treasury Regulations), Clorox Parent shall provide any notice required by Section 4980B(f)(6) of the Code and shall make available to such individuals continuation coverage under a group health plan maintained by Clorox Parent, as provided by Section 54.4980B-9 Q&A-7 of the Treasury Regulations.

(j)                                     Purchaser shall make all retention payments to the Transferring Employees, as set forth in Schedule 5.10(j).

(k)                                  The provisions of this Section 5.10 are entered into specifically and exclusively for the benefit of Clorox Parent, its Subsidiaries and Purchaser and to clarify Clorox Parent’s, its Subsidiaries’ and Purchaser’s related rights and responsibilities.  Nothing in this Section 5.10 confers or is intended to confer any rights or remedies (including any third-party beneficiary rights or remedies) upon any Person other than the Parties to this Agreement.  Nothing contained in this Section 5.10 or any other provision of this Agreement (i) shall be construed to establish, amend, or modify any benefit or compensation plan, program, agreement or arrangement, (ii) shall limit the ability of Purchaser or any of its Affiliates (including, following the Closing, any U.S. Transferred Company) to amend, modify or terminate any benefit or compensation plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them, (iii) create any right to employment or continued employment or to a particular term or condition of employment with Purchaser, any U.S. Transferred Company or any of their respective Affiliates, or (iv) shall prohibit or in any way limit the right of Purchaser or any of its Affiliates (including, following the Closing, any U.S. Transferred Company) to terminate the employment of any employee at any time and for any or no reason.

Section 5.11                                Reserved.

Section 5.12                                Post-Closing Assistance.

(a)                                  Purchaser and Clorox Parent shall cooperate with each other, and shall cause their Representatives to use its reasonable best efforts for a period beginning on the Effective Date and ending on the date that is eighteen (18) months after the Closing Date to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, as may be required to consummate the Acquisition and the Contemplated Transactions and to transfer, convey, grant and confirm to and vest in Purchaser or its Subsidiaries good title to the Equity Interests and the Transferred Assets and for Purchaser or its Subsidiaries to assume the Transferred Liabilities and to minimize any disruption to the respective businesses of Clorox Parent and Purchaser that might result from the Contemplated Transactions.  Clorox Parent shall be responsible for any pre-Closing costs incurred by Clorox to plan for and prepare the Business for separation in connection with the Contemplated Transactions except as otherwise provided for herein, and Purchaser will be responsible for all other costs associated with the separation, relocation, start-up and other activities related to separating the Business from the retained Clorox business, including for example the costs of moving inventory and files, relocating Transferring Employees and reconfiguration of facilities, except as otherwise provided for herein.

(b)                                 After the Closing Date, upon reasonable notice, Purchaser and Clorox Parent shall furnish or cause to be furnished to each other and their Representatives reasonable access, during normal business hours, to such information and assistance relating to the Transferred Companies, the Transferred Assets and Transferred Liabilities and the Business Operating Entities as is reasonably necessary for financial reporting (including the preparation of post-Closing audited financial statements that cover the period prior to the Closing Date) and accounting matters, the defense or prosecution of any litigation, arbitration or other dispute, or the preparation and filing of any Tax Returns or complying with such Party’s obligations under any audit request, subpoena or other investigative demand or the defense of any Tax audit, claim or assessment.  Each Party shall make its Representatives (including, on the part of Purchaser, any former Clorox Parent employees) available to the other Party to provide such reasonably requested information and assistance.  Purchaser or Clorox Parent, as applicable, shall reimburse the other party for reasonable out-of-pocket costs (including reasonable attorneys’ fees) and expenses incurred in assisting Purchaser or Clorox Parent, as applicable, pursuant to this Section 5.12.  Neither Party shall be required by this Section 5.12(b) to take any action that would unreasonably interfere with the conduct of its business or unreasonably disrupt its normal operations or result in any actual or potential breach of the Law or Contract, waive attorney-client privilege or similar doctrines or give rise to any other actual or potential compliance concern.

(c)                                  If, after the Closing, Purchaser or any of its Subsidiaries receive payment on any of the accounts receivable of the Business retained by Clorox Parent or its Subsidiaries or if Clorox Parent or any of its Subsidiaries receive payment on any of the accounts receivable of the Business transferred to Purchaser pursuant to this Agreement, then Purchaser or Clorox Parent shall, or shall cause their applicable Subsidiaries to, as soon as reasonably practicable: (i) make payment of such funds to the bank account designated by Purchaser or Clorox Parent, as applicable, from time to time, and (ii) inform in writing the representative designated by Purchaser or Clorox Parent, as applicable, of the amount and payor of the receivable to be transferred.  No Party shall have a right of withholding or set-off with respect to such payments.

(d)                                 If, after the Closing, Purchaser or any of its Subsidiaries make payment on any of the accounts payable of the Business retained by Clorox Parent or its Subsidiaries or if Clorox Parent or any of its Subsidiaries make payment on any of the accounts payable of the Business transferred to Purchaser pursuant to this Agreement, then Purchaser or Clorox Parent shall, or shall cause their applicable Subsidiaries to, as soon as reasonably practicable: (i) make payment of such funds to the bank account designated by Purchaser or Clorox Parent, as applicable, from time to time, to reimburse such other Party for such payment, and (ii) inform in writing the representative designated by Purchaser or Clorox Parent, as applicable, of the amount and payee of the payable to be transferred. No Party shall have a right of holding or set-off with respect to such payments.

(e)                                  If either Party shall, from time to time, identify any Transferred Asset or Transferred Liability that was not transferred to Purchaser, or any asset or Liability which was not listed as a Transferred Asset or Transferred Liability (including Retained Liabilities) but was transferred to Purchaser, each at the time of Closing, the Parties shall use their reasonable best efforts to transfer those assets or Liabilities to the correct Party as promptly as reasonably possible after Closing.

(f)                                    As soon as reasonably practical after the Closing Date and subject to applicable Law, Clorox Parent shall deliver or cause to be delivered to Purchaser all material agreements, documents, books, records and files, including records and files stored on computer discs or tapes or any other storage medium but excluding e-mail correspondence (collectively, “Records”) in the possession of Clorox Parent relating exclusively to the operations of the Business (including the Financial Statements and all related accounting records); provided, however, that:

(i)                             Purchaser recognizes that certain Records may relate primarily to Clorox Parent or to Subsidiaries, divisions or assets of Clorox Parent other than the Business and that Clorox Parent may retain such Records and shall provide copies of the relevant portions thereof to Purchaser;

(ii)                          Clorox Parent may retain (and not provide copies of) all Records prepared in connection with the sale of the Business, including bids received from other parties and analyses relating to the Business; and

(iii)                       Clorox Parent may retain any combined, consolidated or unitary Tax Returns that include a Transferred Company and any Tax Returns of an Asset Transferring Company and Purchaser shall be provided with copies of such Tax Returns only to the extent that they relate to separate Tax Returns or Tax liability of any of the Transferred Companies or with respect to the Transferred Assets or the Business.

(g)                                 Nothing contained herein shall be deemed by Clorox Parent or Purchaser to constitute an agreement of Purchaser or any of its Subsidiaries to assign or transfer any Transferred Assets to Purchaser in connection with the transactions contemplated hereby if an attempted assignment or transfer thereof without the consent of or notice to a third party thereto would constitute a breach or default thereof, cause or permit the acceleration or termination thereof unless such consent has been delivered and/or such notice has been properly made.  In the event that any Transferred Asset that would otherwise be or be deemed to have been assigned or transferred to Purchaser pursuant to Section 2.1 cannot be or could not have been deemed to have been assigned or transferred or a third party shall not provide or have provided its necessary consent to, or receive or have received its notice of, such assignment or transfer, at the Closing, and without any changes to the Purchase Price, Clorox Parent shall, and shall cause its Subsidiaries to, assign and transfer to Purchaser and its Subsidiaries, to the extent legally possible and without causing any of the consequences to assignment or transfer in the immediately preceding sentence to occur, all of their right and title to and interests in and to each such Transferred Asset and, where necessary or appropriate, Clorox Parent shall be deemed to be Purchaser’s duly appointed agent for the purpose of completing, fulfilling and discharging all of Purchaser’s rights and Liabilities arising after the Closing Date with respect to each such Transferred Asset.  In that event, Clorox Parent shall, and shall cause its Subsidiaries to, use its reasonable commercial efforts at Purchaser’s sole cost and expense:  (i) to provide Purchaser with the benefit in all material respects of each such Transferred Asset, including (A) enforcing any rights with respect to any such Transferred Asset (including the right to terminate in accordance with the terms thereof upon the request of Purchaser), and (B) permitting Purchaser to enforce any rights as if such Transferred Asset had been assigned or transferred to Purchaser, and (ii) to the extent Clorox Parent shall have failed to obtain the consent of all parties or to deliver notice to all parties prior to the Closing with respect to such Transferred Asset necessary to permit the assignment or transfer to Purchaser or its Subsidiaries of each such Transferred Asset without causing any of the consequences to assignment in the first sentence of this Section 5.12(g) to occur, when all such consents shall have been obtained or notices have been delivered, to assign and transfer such Transferred Asset to Purchaser or its Subsidiaries.  Clorox Parent shall be entitled to retain from or set-off against amounts due to, or otherwise charge and collect from, Purchaser all reasonable incremental costs associated with the retention, maintenance and enforcement of rights of any Transferred Asset and all Liabilities arising thereunder to the extent related to the ownership, use or operation thereof from and after the Closing Date contemplated by this Section 5.12(g) (“Maintenance Costs”), and Purchaser will indemnify Clorox Parent and its Subsidiaries for any Losses resulting from or arising out of any such activities.

Section 5.13                                Confidentiality.

(a)                                  For the avoidance of doubt, as set forth in Section 9.6, the Parties acknowledge and agree that, up to the Closing, any information provided or exchanged in connection with this Agreement and/or the negotiation of the Contemplated Transactions shall be governed by the Confidentiality Agreement.

(b)                                 [Reserved]

(c)                                  From and for a period of two years after the Closing Date, Purchaser and Clorox Parent shall, and shall cause their Affiliates to, (i) treat and hold as confidential any proprietary information provided or exchanged in connection with this Agreement and/or the negotiation of the Contemplated Transactions relating to both the Business and any other business or activities of Clorox Parent and/or any of its Affiliates (the “Shared Confidential Information”), and (ii) refrain from using and disclosing the Shared Confidential Information except to the extent in connection with its obligations under this Agreement or to the extent reasonably necessary to operate their respective businesses (which disclosures shall be subject to reasonably appropriate restrictions on further use and disclosure).  Shared Confidential Information shall not include information which (a) is or becomes generally available to the public other than as a result of a breach of this Agreement by a Party or any of its Affiliates, (b) is or becomes available to a Party or any of its Affiliates on a non-confidential basis from a source other than the other Party and its Affiliates, provided that such Party or its Affiliate (as applicable) is not aware that such source is bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of, confidentiality to the other Party or any of its Affiliates, or (c) is independently developed by a Party or any of its Affiliates without use of any Shared Confidential Information or violation of any obligation hereunder, as evidenced by such Party’s or its Affiliates’ (as applicable) contemporaneous written records.

(d)                                 From and for a period of two years after the Closing Date, Clorox Parent shall, and shall cause its Affiliates to, (i) treat and hold as confidential any proprietary or confidential information relating to the Business (the “Business Confidential Information”) and (ii) refrain from using and disclosing the Business Confidential Information except to the extent in connection with its obligations under this Agreement.  Business Confidential Information shall not include information which (a) is or becomes generally available to the public other than as a result of a breach of this Agreement by Clorox Parent or any of its Affiliates, (b) is or becomes available to Clorox Parent or any of its Affiliates on a non-confidential basis from a source other than the Purchaser or any of its Affiliates, provided that Clorox Parent or its Affiliate (as applicable) is not aware that such source is bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of, confidentiality to the Purchaser or any of its Affiliates, or (c) is independently developed by Clorox Parent or any of its Affiliates without use of any Business Confidential Information or violation of any obligation hereunder, as evidenced by Clorox Parent’s or its Affiliates’ (as applicable) contemporaneous written records.

(e)                                  Notwithstanding the foregoing, each Party may disclose the terms and conditions of any Transaction Agreement, or the confidential information referred to in paragraph (b), (c) or (d) above:  (i) to the extent permitted with the other Party’s prior written consent; (ii) to the extent such disclosure is reasonably determined by such Party to be required by applicable Law, regulation, legal process or stock exchange regulation (including any public filing requirements under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder), in which case the disclosing Party shall give the other Party to the extent practicable reasonable advance notice of any such required disclosure and the reasonable opportunity to consult with such Party in advance of the disclosure; (iii) to the extent reasonably necessary in connection with the enforcement of its rights or satisfaction of its obligations hereunder; or (iv) in confidence to legal counsel, accountants and their advisors.  Further, (x) either Party may disclose the terms and conditions of any Transaction Agreement, and/or the confidential information referred to in paragraph (c), in confidence to banks, financing sources and their advisors, and (y) Purchaser may disclose the confidential information referred to in paragraph (c) (1) in the ordinary course of business, (2) on a confidential basis to any purchaser of equity securities that are not registered for public sale, (3) in connection with a public offering of securities, (4) in connection with a sale of all or a portion of the Business or (5) for financial reporting purposes.

Section 5.14                                Non-Compete; Non-Solicitation.

(a)                                  Non-Compete.  From the Closing Date until the second anniversary thereof, Clorox Parent shall not, and Clorox Parent shall cause its Subsidiaries to not, either directly or indirectly without the prior written consent of Purchaser, (i) engage in, (ii) own or control any interest in any Person (except as a passive investor of less than five percent (5%) of the capital stock or publicly traded notes or debentures of a publicly held company) that engages in, (iii) act as an officer, director, partner, member or joint venturer of any Person that engages in or (iv) lend credit or money for the purpose of establishing or operating any Person that engages in a Competing Activity anywhere in the world.  In addition, during such period, Clorox Parent shall not, and Clorox Parent shall cause its Subsidiaries to not, knowingly influence or attempt to influence any Person who is a contracting party or has a material business relationship with the Business as of the Closing Date to terminate or adversely change any relationship or existing Contract that relates to the Business.  The restrictions set forth in this Section 5.14(a) shall not apply to the acquisition of any Person that at the time of the acquisition is engaged a Competing Activity if the consolidated revenue attributable to such Competing Activity in the previous fiscal year constituted less than twenty percent of the consolidated annual revenue of such acquired Person (an “Incidental Business”).  In the event that such annual revenue attributable to such Competing Activity constitutes more than an Incidental Business, the business activities of such Competing Activity will nevertheless be excluded from the prohibitions set forth in this Section 5.14(a); provided that Clorox Parent sells or otherwise disposes of such Competing Activity within twelve months after the acquisition of such Person.

(b)                                 Non-Solicitation.  From the Closing Date until the second anniversary thereof, Clorox Parent shall not, and Clorox Parent shall cause its Subsidiaries to not, solicit, knowingly encourage or induce, or attempt to encourage, solicit or induce any Transferring Employee to leave his/her employment (or terminate his/her relationship or devote less than full time efforts) with Purchaser or its Subsidiaries employing such Transferring Employee, as the case may be, for any reason, or hire any Transferring Employee; provided that this Section 5.14(b) shall not be deemed to prohibit Clorox Parent or any of its Subsidiaries from making general public solicitations for employment for any position.

Section 5.15                                Consent to Use Marks.  Purchaser, on behalf of itself and any Affiliate or other Person who may in the future acquire the Marks that are part of Transferred Assets, consents to Clorox Parents’ (and any of its Affiliates’) use of such Marks for non-source identifying purposes, including, by way of example, to describe and illustrate the historical relationship between Clorox Parent and the Transferred Companies and such Marks.  Purchaser further agrees to require any Person who may in the future acquire one or more of such Marks to so consent and to bind any subsequent acquirers.

Section 5.16                                Litigation Support.  For a period of two years following the Closing Date, Clorox Parent and Purchaser shall, and shall cause their respective Affiliates to, reasonably cooperate with each other in the defense or settlement of all lawsuits involving the Business for which they have responsibility under this Agreement by providing the other Party and such Party’s legal counsel and other designated Persons reasonable access to their respective books and records and other information related to the Business as such other Party may reasonably request, to the extent the same are maintained or under control of the requested Party.  The requesting Party shall reimburse the other party for all reasonable out-of-pocket expenses (including reasonable attorneys’ fees) paid to third parties in performing its obligations under this Section 5.16.

Section 5.17                                Negotiation of Ancillary Agreements. Between the Effective Date and the Closing Date, Clorox Parent and Purchaser shall in good faith, and use their respective reasonable best efforts to, negotiate and finalize the Ancillary Agreements (as well as the Schedules and Exhibits pertaining thereto), in each case, substantially consistent with the forms attached hereto.

Section 5.18                                Financing.

(a)                                  Subject to the terms and conditions of this Agreement (including Section 5.18(d) hereof), Purchaser shall, and shall cause its Subsidiaries to, use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper and advisable to consummate and obtain the Financing on the terms and conditions (including the flex provisions) described in the Financing Letters and any related Fee Letter, including using reasonable best efforts to seek to enforce (including through litigation) its rights under the Financing Letters in the event of a material breach by the counterparties thereto, and, without the consent of Clorox Parent (which shall not be unreasonably withheld or delayed), shall not permit any material amendment or modification to be made to, or consent to any waiver of any provision or remedy under, the Financing Letters or any related Fee Letter, if such amendment, modification or waiver (i) reduces the aggregate amount of the Financing (including by changing the amount of fees to be paid or original issue discount) from that contemplated in the Financing Letters, or (ii) imposes new or additional conditions or other terms or otherwise expands, amends or modifies any of the conditions to the receipt of the Financing or other terms in a manner that would reasonably be expected to (x) delay or prevent the Closing Date, (y) make the timely funding of the Financing or satisfaction of the conditions to obtaining the Financing less likely to occur, or (z) adversely impact the ability of Purchaser to enforce its rights against the other parties to the Financing Letters or Fee Letter.  For purposes of clarification, the foregoing shall not prohibit Purchaser from amending the Debt Commitment Letter and any related Fee Letter to (i) add or replace lender(s) (and Affiliates of such additional lender(s)) as a party thereto or (ii) make such other changes that would not, taken as a whole, adversely impact the ability of Purchaser to consummate the transactions contemplated hereby.  Any reference in this Agreement to (A) “Financing” shall include the financing contemplated by the Financing Letters as amended or modified in compliance with this Section 5.18 and (B) “Financing Letters” or “Debt Commitment Letter” shall include such documents as amended or modified in compliance with this Section 5.18(a).  Purchaser’s obligations under this Section 5.18 shall include Purchaser’s reasonable best efforts to consummate a senior notes offering using the items listed in Section 5.19(a)(iv)(A)(I), Section 5.19(a)(iv)(A)(II), and Section 5.19(a)(iv)(B) (as it applies to (Section 5.19(a)(iv)(A)(I) and Section 5.19(a)(iv)(A)(II)).

(b)                                 Subject to the terms and conditions of this Agreement (including Section 5.18(d) hereof), Purchaser shall, and shall cause its Subsidiaries to, use reasonable best efforts to (i) maintain in effect the Debt Financing Letters in accordance with the terms and subject to the conditions thereof, (ii) negotiate and enter into all definitive agreements with respect to the Debt Financing contemplated by the Debt Commitment Letter on the terms and conditions (including the flex provisions) contained in the Debt Commitment Letter and any related Fee Letter, (iii) satisfy all conditions to such definitive agreements that are applicable to Purchaser that are within its control (including by consummating the Financing contemplated by the Equity Commitment Letter) and consummate the Financing at or prior to the Closing, and (iv) comply with its obligations under the Financing Letters and any related Fee Letter.  Without limiting the generality of the foregoing, Purchaser shall keep Clorox Parent reasonably informed on a timely basis and in reasonable detail of the status of its efforts to arrange and consummate the Financing, including if for any reason Purchaser has concluded in good faith that it will not be able to obtain any part of the Financing on the terms contemplated in the Financing Letters, and shall give Clorox Parent prompt notice (x) of any breach or default by any party to any Financing Letters or definitive document related to the Financing of which Purchaser become aware and (y) of the receipt by Purchaser of any notice or other communication from any Financing source with respect to any (A) breach, default, termination or repudiation by any party to any Financing Letters or any definitive document related to the Financing of any provisions of the Financing Letters or any definitive document related to the Financing or (B) material dispute or disagreement between or among any parties to any Financing Letters or any definitive document related to the Financing.  As soon as reasonably practicable, but in any event within two Business Days of the date Clorox Parent delivers Purchaser a written request, Purchaser shall provide any information reasonably requested by Clorox Parent relating to any circumstance referred to in clause (x) or (y) of the immediately preceding sentence.

(c)                                  Subject to the terms and conditions of this Agreement (including Section 5.18(d) hereof), if any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, Purchaser shall, and shall cause its Subsidiaries to, use reasonable best efforts to promptly obtain alternative financing from alternative sources on terms and conditions that are not (a) outside of, or less favorable than each of the individual terms set forth in the flex provisions applicable to the Debt Commitment Letter or (b) otherwise materially less favorable, in the aggregate, to Purchaser than those contained in the Debt Commitment Letter and any related Fee Letter, and in an amount at least equal to the Debt Financing or such unavailable portion thereof, as the case may be (the “Alternate Debt Financing”), and to obtain a new financing commitment letter with respect to such Alternate Debt Financing (the “New Debt Commitment Letter”) which shall replace the existing Debt Commitment Letter, a true, complete and correct copy of which (together with any related fee letter) shall be promptly provided to Clorox Parent; provided that Purchaser shall not be required to execute any New Debt Commitment Letter or arrange for such Alternate Debt Financing on terms and conditions (unless otherwise determined by Purchaser) (x) outside of, or less favorable than, each of the individual terms set forth in the flex provisions applicable to the Debt Commitment Letter that such New Debt Commitment Letter is replacing and (y) with respect to any other terms, which are materially less favorable, in the aggregate, to Purchaser than those included in the Debt Commitment Letter that such New Debt Commitment Letter is replacing.

In the event any New Debt Commitment Letter is obtained, (i) any reference in this Agreement to the “Financing” or the “Debt Financing” shall mean the debt financing contemplated by the Debt Commitment Letters as modified pursuant to clause (ii) below, (ii) any reference in this Agreement to the “Financing Letters” or the “Debt Commitment Letter” shall be deemed to include the Debt Commitment Letters that are not superseded by a New Debt Commitment Letter at the time in question and the New Debt Commitment Letters to the extent then in effect and (iii) any reference in this Agreement to “Fee Letter” shall be deemed to include any fee letter relating to the Debt Commitment Letters that are not superseded by a New Debt Commitment Letter at the time in question and the New Debt Commitment Letters to the extent then in effect.

(d)                                 Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 5.18 shall require, and in no event shall reasonable best efforts of Purchaser be deemed or construed to require, Purchaser to (i) seek the Equity Financing from any source other than those counterparty to, or in any amount in excess of that contemplated by, the Equity Financing Letter, (ii) incur the Debt Financing on terms materially less favorable, in the aggregate, to Purchaser than those contained in the Debt Commitment Letter and any related Fee Letter or outside of, or less favorable than, each individual term set forth in the flex provisions contained in the Debt Commitment Letter and any related Fee Letter or (iii) pay any fees in excess of those contemplated by the Financing Letters (whether to secure waiver of any conditions contained therein or otherwise).

(e)                                  Purchaser shall promptly, upon request by Clorox Parent, and whether or not the Closing occurs, reimburse Clorox Parent for all of its documented reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by Clorox Parent or any of its Subsidiaries in connection with the cooperation of Clorox Parent and its Subsidiaries contemplated by Section 5.19; provided, that the amount reimbursed by Purchaser shall not exceed $1,250,000 without first obtaining Purchaser’s prior written consent, which shall not be unreasonably withheld; provided, further that any fees and expenses to accountants shall only be reimbursable to the extent such fees and expenses are payable to Ernst & Young.

(f)                                    If all conditions set forth in Section 6.1 and Section 6.2 have been fulfilled  (excluding the conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) and the Closing is otherwise scheduled to occur pursuant to Section 2.3, Purchaser shall, and shall cause its Affiliates to, use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate, or cause to be consummated, and shall use, or cause to be used, the proceeds of the senior bridge facility contemplated in the Debt Commitment Letter (or any Alternate Debt Financing) to the extent available pursuant to the Debt Commitment Letter to the extent that the Financing through the issuance of senior notes contemplated in the Debt Commitment Letter (or any Alternate Debt Financing) is not available or not sufficient to consummate the Contemplated Transactions.  Notwithstanding anything to the contrary in this Agreement, and without regard to the interest rate and cost of the Debt Financing, and, for the avoidance of doubt, regardless of whether or not commercially reasonable, if all of the conditions set forth in Section 6.1 and Section 6.2 have been fulfilled (excluding the conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) and the Closing is otherwise scheduled to occur pursuant to Section 2.3, but subject to the satisfaction or waiver of such conditions at the Closing), then Purchaser shall consummate, or cause to be consummated, and shall use, or cause to be used, the proceeds of the senior bridge facility to the extent available pursuant to the Debt Commitment Letter to the extent necessary to consummate the Contemplated Transactions.  Notwithstanding anything to the contrary contained in this Agreement, Purchaser agrees that availability of all or any portion of the Financing at the Closing shall not be a condition to Purchaser’s obligation to consummate the Contemplated Transactions so long as the conditions set forth in Section 6.1 and Section 6.2 have been fulfilled (excluding the conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) and the Closing is otherwise scheduled to occur pursuant to Section 2.3.

Section 5.19                                Financing Cooperation.

(a)                                  Prior to the Closing Date, Clorox Parent shall, and shall cause each of its Subsidiaries to, and shall use its commercially reasonable efforts to cause the officers, employees, representatives and advisors of Clorox Parent and each of its Subsidiaries to, provide to Purchaser such cooperation reasonably requested by Purchaser to assist Purchaser in causing the conditions in the Debt Financing Letters to be satisfied and such cooperation as is reasonably requested by Purchaser in connection with the Debt Financing and the Debt Payoff (for the avoidance of doubt, any references to Debt Financing or Financing in this Section 5.19 shall include the issuance of senior notes (which may be secured) contemplated by the Debt Commitment Letter), including cooperation that consists of:

(i)                             having the management team of the Business to participate in a customary and reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies;

(ii)                          using commercially reasonable efforts to assist with the preparation of a customary rating agency presentation, bank information memoranda and bank syndication materials (and providing reasonable and customary authorization letters to the financing sources authorizing the distribution of information to prospective lenders and containing customary information), and high-yield offering prospectuses or memoranda required in connection with the Financing, including making available employees of the Business and members of the finance department or other employees of Clorox Parent and its Subsidiaries to assist Purchaser in Purchaser’s preparation of any required financial information (including pro forma financial information) or projections; provided, that any such bank information memoranda or high-yield offering prospectuses or memoranda shall contain disclosure and pro forma financial statements reflecting Purchaser and/or its Subsidiaries as the obligor;

(iii)                       with respect to the Transferred Companies, executing and delivering any pledge and security documents and intercreditor agreements, guarantees, indentures, currency or interest hedging arrangements, other definitive financing documents,

(iv)                      furnishing Purchaser and its Financing sources as promptly as practicable with (A) (I) audited consolidated balance sheets and related statements of income,

stockholders’ equity and cash flows of the Business, for the three most recently completed fiscal years ended at least 90 days before the Closing Date, (II) unaudited consolidated balance sheets and related statements of income and cash flows of the Business for each fiscal quarter ended during Clorox Parent’s 2010 fiscal year, which shall have been reviewed by the Business’s independent accountants as provided in SAS 100, and (III) unaudited consolidated balance sheets and related statements of income and cash flows of the Business for each fiscal quarter ended after the close of its most recent fiscal year and at least 45 days prior to the closing date (provided that if the Closing occurs prior to Clorox Parent having furnished such financial statements to Purchaser, Clorox Parent will furnish such financial statements to Purchaser as promptly as practicable thereafter, but in any event within the later of (i) ten (10) Business Days after the Closing Date and (ii) thirty calendar days after the end of Clorox Parent’s most recently completed fiscal year), in case of (I),  (II) and (III) in form and substance required by Regulation S-X and Regulation S-K promulgated under the Securities Act for a registered public offering of non-convertible debt securities of the Purchaser, to the extent the same is of the type and form customarily included in an offering memorandum, private placement memoranda, prospectuses and similar documents to issue and sell notes in a public offering or private placement under Rule 144A promulgated under the Securities Act or other private placement, (B) a reasonably detailed listing of the corporate cost allocations for the Business for each of the periods referred to in (A) above, (C) an electronic version of the trademarks, service marks and corporate logo of the Business for use in marketing materials for the purpose of facilitating the syndication of the Debt Financing, and (D) the authorization letters referred to in Section 5.19(a)(ii) (all such information in this clause (v), the “Required Information”);

(v)                         except as otherwise set forth in Section 5.19(a)(iv) above, using commercially reasonable efforts to furnish Purchaser and its Financing sources as promptly as practicable with all financial statements, pro forma financial information, financial data, audit reports and other information regarding the Business of the type that would be required by Regulation S-X and Regulation S-K promulgated under the Securities Act for a registered public offering of non-convertible debt securities of the Purchaser (including for Purchaser’s preparation of pro forma financial statements), to the extent the same is of the type and form customarily included in an offering memorandum, private placement memoranda, prospectuses and similar documents to issue and sell notes in a public offering or private placement under Rule 144A promulgated under the Securities Act or other private placement, or otherwise necessary to receive from the Business’s independent accountants customary “comfort” (including “negative assurance” comfort) with respect to the financial information to be included in such offering memorandum and which, with respect to any interim financial statements, shall have been reviewed by the Business’s independent accountants as provided in SAS 100;

(vi)                      using commercially reasonable efforts to cooperate with Purchaser and Purchaser’s efforts to obtain customary and reasonable accountants’ comfort letters no later than the first day of the Marketing Period, corporate and facilities ratings, consents, landlord waivers and estoppels, non-disturbance agreements, non-invasive environmental assessments, legal opinions, surveys, appraisals, and title insurance (including providing reasonable access to Purchaser and its representatives to all Fee Properties and Leased Properties), to the extent reasonably required by the prospective Lenders;

(vii)                   using commercially reasonable efforts to take all actions reasonably necessary to (x) permit the prospective Lenders to evaluate the Business’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of preparing bank memoranda and offering documents and establishing collateral arrangements to the extent customary and reasonable and (y) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing;

(viii)                requesting customary payoff letters, Lien terminations and instruments of discharge to be delivered at Closing to allow for the payoff, discharge and termination in full on the Closing Date of all Indebtedness to be extinguished on the Closing Date (the “Debt Payoff”); and

(ix)                        with respect to the Transferred Companies only, entering into one or more credit or other agreements or indentures on terms satisfactory to Purchaser in connection with the Debt Financing immediately prior to the Effective Time to the extent direct borrowings or debt incurrences by a Transferred Company are contemplated by the Debt Commitment Letter;

provided that notwithstanding anything to the contrary in this Agreement, (v) nothing herein shall require such cooperation to the extent it would require Clorox Parent to waive or amend any terms of this Agreement or agree to pay any fees or reimburse any expenses for which it has not received prior reimbursement by or on behalf of Purchaser, or incur any Liability or give any indemnities other than as set forth in this Agreement, (w) nothing herein shall require such cooperation from Clorox Parent or its Subsidiaries to the extent it would unreasonably interfere with the ongoing operations of Clorox Parent and its Subsidiaries (including without limitation, the timely filing of disclosures pursuant to applicable securities laws and the announcement of earnings), or require Clorox Parent or any of its Subsidiaries to take any action that will conflict with or violate their respective organizational documents or any Laws or result in the contravention of or could reasonably be expected to result in a violation or breach of any Contract to which Clorox Parent or any of its Subsidiaries is a party or otherwise bound, (x) neither Clorox Parent nor any of its Subsidiaries nor any of their respective Representatives shall incur any Liability relating to the Debt Financing (other than Liabilities of the Transferred Companies after the Closing Date), (y) no obligation of Clorox Parent or its Subsidiaries or any of their respective Representatives under any certificate, agreement, arrangement, document or instrument relating to the Debt Financing shall be effective until the Closing Date, and (z) any bank information memoranda and high-yield offering prospectuses or memoranda required in relation to the Debt Financing (1) shall not be issued by Clorox Parent or any of its Subsidiaries, (2) shall contain disclosure and pro forma financial statements reflecting the Purchaser and/or its Subsidiaries as the obligor, and (3) shall expressly disclaim any representation, warranty or Liability of Clorox Parent, its Subsidiaries or their Representatives (other than the Transferred Companies post-Closing) to the recipients thereof and the ultimate Lenders.

(b)                                 Clorox Parent, its Affiliates and their respective officers, advisors and representatives shall be indemnified and held harmless by Purchaser for and against any and all Losses suffered or incurred by them in connection with the arrangement of the Debt Financing, the Debt Payoff, and/or the provision of information utilized in connection therewith to the fullest extent permitted by applicable law, except to the extent such Losses were caused by the gross negligence or willful misconduct of Clorox Parent, its Affiliates or their respective officers, advisors and representatives or by breach of this Agreement by Clorox Parent, and to the full extent such indemnification is not available Clorox Parent’s contribution shall be limited to its relative fault arising from any gross negligence or willful misconduct or breach of this Agreement by Clorox Parent, its Affiliates or their respective Representatives, and Purchaser shall reimburse Clorox for any Losses incurred in excess of such amount.

(c)                                  Clorox Parent hereby consents to the use the trademarks, service marks and corporate logos of the Business in connection with the Financing; provided that such trademarks, service marks and corporate logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage Clorox Parent or any of its Subsidiaries or the reputation or goodwill of Clorox Parent or any of its Subsidiaries.

(d)                                 All non-public or other confidential information provided by Clorox Parent or any of its officers, employees, representatives or advisors pursuant to this Agreement shall be kept confidential in a customary manner for syndicated financings; provided that, notwithstanding anything to the contrary in this Agreement or the Confidentiality Agreement, Purchaser shall be permitted to disclose such information to potential sources of capital, rating agencies, prospective lenders and investors and their respective officers, employees, representatives and advisors in connection with the Financing so long as such Persons agree to be bound by the Confidentiality Agreement or other customary confidentiality undertaking reasonably satisfactory to Clorox Parent and of which Clorox Parent shall be a beneficiary.

ARTICLE VI
CONDITIONS TO CLOSING

Section 6.1                                      Conditions to Obligations of Each Party.  The respective obligations of each Party to consummate the Contemplated Transactions shall be subject to the fulfillment on or before the Closing Date of the following conditions:

(a)                                  Antitrust Approval.  The waiting period (and any extension thereof) under the HSR Act shall have expired or been terminated.

(b)                                 No Proceedings or Orders.  No proceeding shall have been commenced by any Governmental Authority against any Party seeking to restrain the Contemplated Transactions, and there shall not be in effect any Law or Governmental Order directing that the Contemplated Transactions not be consummated, preventing the consummation of the Contemplated Transactions or which has the effect of rendering it unlawful to consummate the Contemplated Transactions.

Section 6.2                                      Additional Conditions to Obligations of Purchaser.  The obligations of Purchaser to consummate the Contemplated Transactions also shall be subject to the fulfillment on or before the Closing of each of the following conditions:

(a)                                  Representations and Warranties.  (i) The representations and warranties of Clorox Parent contained in this Agreement (other than the representations and warranties contained in Section 3.2, Section 3.5 and Section 3.15(b), which are addressed in clause (ii) below) shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, except (A) those representations and warranties which address matters only as of a particular date, which shall remain true and correct as of such date, and be subject to the qualifications in clause (B) below; and (B) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Business Material Adverse Effect; and (ii) the representations and warranties contained in Section 3.2, Section 3.5 and Section 3.15(b) shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date.

(b)                                 Agreements and Covenants.  Clorox Parent shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)                                  Absence of Material Adverse Effect.  Since June 30, 2010, there shall not have occurred a Business Material Adverse Effect.

(d)                                 Deliveries.  Clorox Parent shall have delivered to Purchaser the items set forth in Section 2.4.

Section 6.3                                      Additional Conditions to Obligations of Clorox Parent.  The obligations of Clorox Parent to consummate the Contemplated Transactions also shall be subject to the fulfillment on or before the Closing of each of the following conditions:

(a)                                  Representations and Warranties.  The representations and warranties of Purchaser contained in this Agreement shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, except (i) those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such date) and (ii) where the failure of such representatives and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth therein) would not reasonably be expected to interfere with Purchaser’s ability to consummate the Contemplated Transaction.

(b)                                 Agreements and Covenants.  Purchaser shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)                                  Deliveries.  Purchaser shall have delivered to Clorox Parent the items set forth in Section 2.5.

ARTICLE VII
TERMINATION

Section 7.1                                      Termination.

(a)                                  This Agreement may be terminated at any time prior to the Closing:

(i)                             by the mutual written consent of Clorox Parent and Purchaser;

(ii)                          upon ten Business Days’ prior written notice, by either Clorox Parent, on the one hand, or Purchaser, on the other hand, if the Closing shall not have occurred by January 31, 2011 (the “Outside Date”); provided that the right to terminate this Agreement under this Section 7.1(a)(ii) shall not be available to any Party that is in material breach of or default under this Agreement or whose failure to fulfill any obligation under this Agreement shall have been the principal cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;

(iii)                       upon five Business Days’ prior written notice, by either Clorox Parent, on the one hand, or Purchaser, on the other hand, in the event that any Governmental Authority shall have issued an order, decree or ruling restraining, enjoining or otherwise prohibiting the Contemplated Transactions and such order, decree or ruling shall have become final and non-appealable;

(iv)                      by Purchaser, if Clorox Parent breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 6.2(a) or 6.2(b) and (ii) has not been cured, if curable, by Clorox Parent within twenty Business Days after Clorox Parent’s receipt of written notice of such breach from Purchaser; or

(v)                         by Clorox Parent, if Purchaser breaches any of its respective representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 6.3(a) or 6.3(b) and (ii) has not been cured, if curable, by Purchaser within twenty Business Days after Purchaser’s receipt of written notice of such breach from Clorox Parent.

Section 7.2                                      Effect of Termination.

(a)                                  In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability on the part of any Party except that (a) this Article VII, Article VIII and Article IX shall survive any such termination and (b) nothing herein shall be deemed to release any Party from any liability for any willful and material breach by such Party of the terms and provisions of this Agreement.

(b)                                 In the event of any termination pursuant to Section 7.1:

(i)                             Purchaser shall return, and shall cause its Affiliates and Representatives to return, to Clorox Parent all documents and other material received from Clorox Parent or any of its Subsidiaries or any of their respective Representatives relating to the Contemplated Transactions, whether so obtained before or after the execution of this Agreement; and

(ii)                          all confidential information received by Purchaser, its Affiliates and their respective Representatives shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement.

ARTICLE VIII
INDEMNIFICATION

Section 8.1                                      Survival of Representations and Warranties.  The representations and warranties contained in this Agreement shall survive the Closing solely for the purposes of this Article VIII, and such representations and warranties shall terminate on the date that is six months after the Closing Date; provided, however, that the representations and warranties contained in Sections 3.1 (Organization, Good Standing and Qualification), 3.2 (Authorization; Enforceability), 3.5 (Capitalization and Voting Rights), Section 3.19 (Tax Returns, Payments and Elections) and Section 3.26 (Brokers) (collectively, the “Excluded Representations”) shall survive the Closing until 30 days after the expiration of the applicable statute of limitations period.  Neither Purchaser nor Clorox Parent nor their respective Affiliates shall have any liability whatsoever with respect to any such representations and warranties after such termination dates.  The covenants and agreements (other than the representations and warranties) contained in this Agreement shall survive the Closing and shall continue until all obligations with respect thereto shall have been performed or satisfied or shall have been terminated in accordance with their terms.  Any representation or warranty that would otherwise terminate shall continue to survive for any Losses with respect to which notice is given pursuant to this Agreement prior to the end of the applicable survival period set forth in this Section 8.1, until the matter is finally resolved.

Section 8.2                                      Indemnification.

(a)                                  Subject to Section 8.5, after the Closing, Purchaser and its Affiliates, officers, directors, employees, agents, successors and assigns shall be indemnified and held harmless by Clorox Parent for any and all liabilities, damages, debts, obligations, claims, costs or expenses, interest, awards, judgments, orders, fines and penalties (including reasonable attorneys’ fees and expenses related thereto) actually suffered or incurred by them (each, a “Loss” and, collectively, “Losses”), to the extent such Losses result from:

(i)                             the breach of any representation or warranty made by Clorox Parent or any other Transferring Company, as the case may be, contained in this Agreement, the Asset and Liability Transfer Agreements or the Equity Transfer Agreements (other than any breach of a representation set forth in Section 3.19 (Tax Returns, Payments and Elections), to which Section 8.3 applies), when made or as of the Closing Date (or with respect to representations and warranties made as of a specific date, as of such specified date) as if such representation or warranty were made again at the Closing Date (or at such other specified date), without regard to any qualification as to materiality, Material Adverse Effect or words of similar import included therein;

(ii)                          the breach of any covenant or agreement by Clorox Parent or any other Transferring Company, as the case may be, contained in this Agreement, the Asset and Liability Transfer Agreements or the Equity Transfer Agreements; or

(iii)                       any Retained Liabilities or Retained Assets (other than Pre-Closing Taxes, to which Section 8.3 applies).

(b)                                 Subject to Section 8.5, after the Closing, Clorox Parent or any of its Affiliates, as the case may be, and any of their officers, directors, employees, agents, successors and assigns shall be indemnified and held harmless by Purchaser for any and all Losses (other than any Losses resulting from a breach by any Transferring Company of any representation, warranty, covenant or agreement contained in this Agreement, the Asset and Liability Transfer Agreements or the Equity Transfer Agreements) to the extent such Losses result from:

(i)                             the breach of any representation or warranty made by Purchaser or any Affiliate thereof, as the case may be, contained in this Agreement, the Asset and Liability Transfer Agreements or the Equity Transfer Agreements;

(ii)                          the breach of any covenant or agreement by Purchaser or any Affiliate thereof, as the case may be, contained in this Agreement, the Asset and Liability Transfer Agreements or the Equity Transfer Agreements;

(iii)                       any Transferred Liabilities or Transferred Assets; or

(iv)                      claims related to the operation of the Business after the Closing made against Clorox Parent and its Subsidiaries; and

(v)                         the operation of the Business after the Closing.

(c)                                  Any Party seeking indemnification under this Section 8.2 (an “Indemnified Party”) shall promptly give the Party from whom indemnification is being sought (an “Indemnifying Party”) notice of any matter which such Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement stating the amount of the Loss, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises; provided that failure to give such notice shall not relieve the Indemnifying Party from liability hereunder except to the extent such failure results in actual and material prejudice to the Indemnifying Party; provided, further, that the immediately foregoing provision shall not apply to the matters covered in Schedule 2.2(d)(v) or any notice delivered with respect to a representation or warranty that is delivered after the applicable survival period in Section 8.1(a).

(d)                                 The Liabilities of an Indemnifying Party under this Section 8.2, with respect to Losses arising from claims of any third party which are subject to the indemnification provided for in this Section 8.2 (“Third Party Claims”), shall be governed by and contingent upon the following additional terms and conditions:  if an Indemnified Party shall receive notice of any Third Party Claim, the Indemnified Party shall give the Indemnifying Party notice of such

Third Party Claim within ten calendar days of the receipt by the Indemnified Party of such notice; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Section 8.2, except to the extent the Indemnifying Party is actually and materially prejudiced by such failure.  The Indemnifying Party shall be entitled, but not obligated, to assume and control the defense of such Third Party Claim at its expense if it gives notice of its intention to do so to the Indemnified Party within thirty calendar days of the receipt of such notice from the Indemnified Party; provided, however, that, if there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the reasonable judgment of the Indemnified Party for the same counsel to represent both the Indemnified Party and the Indemnifying Party, then the Indemnified Party shall be entitled to retain its own counsel, as is reasonably acceptable to Indemnifying Party, at the expense of the Indemnified Party; provided, further, that the Indemnifying Party shall only be entitled to assume and control the defense of such Third Party Claim if such Third Party Claim involves Losses that are less than the Cap (as reduced for any prior claim for Losses pursuant to Section 8.2(a)).  If the Indemnifying Party exercises the right to undertake any such defense against any such Third Party Claim as provided above, the Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party.  Similarly, if the Indemnified Party, directly or indirectly, is conducting the defense against any such Third Party Claim, the Indemnifying Party shall cooperate with the Indemnified Party in such defense and make available to the Indemnified Party all such witnesses, pertinent records, materials and information in the Indemnifying Party’s possession or under the Indemnifying Party’s control relating thereto as is reasonably required by the Indemnified Party.  Neither the Indemnifying Party nor the Indemnified Party shall settle or compromise any Third Party Claim or consent to the entry of any judgment without the written consent of the other Party unless the other Party is given an unconditional written release by the claimant or plaintiff from all liability in respect of such Third Party Claim.  No Third Party Claim which is being defended in good faith by the Indemnifying Party in accordance with the terms of this Agreement shall be settled by the Indemnified Party without the prior written consent of the Indemnifying Party.

(e)                                  Notwithstanding Section 8.2(d), Schedule 8.2(e) shall govern with respect to the matters described therein.

(f)                                    Sections 8.2(a)(i) and 8.2(b)(i) shall not apply with respect to any Losses arising out of (and no indemnification hereunder shall be available with respect to) any breach of representation and warranty that has terminated as provided in Section 8.1.

Section 8.3                                      Indemnification for Taxes; Defense of Tax Claims.

(a)                                  Clorox Parent and its Affiliates shall indemnify and hold harmless Purchaser and its Affiliates and indemnify and hold harmless their respective officers, directors, employees, agents, successors and assigns from any and all Losses arising out of or resulting from (i) any liability, obligation or commitment, whether or not accrued, assessed or currently due and payable, for any Pre-Closing Taxes and, and (ii) any breach of a representation set forth in Section 3.19 (Tax Returns, Payments and Elections).

(b)                                 Notwithstanding the foregoing terms of Section 8.2 to the contrary, in the event that any Governmental Authority informs Clorox Parent or any of its Affiliates, on the one hand, or Purchaser or any of its Affiliates, on the other hand, of any notice of a proposed audit or another dispute concerning an amount of Taxes with respect to which the other Party may incur Liability hereunder, the Party so informed shall promptly (and in any case within ten days) notify the other Party of such matter, by facsimile or e-mail, confirmed by regular, first-class mail.  Such notice shall contain factual information (to the extent known) describing any asserted Tax Liability in reasonable detail and shall be accompanied by copies of any notice or other documents received from any Governmental Authority with respect to such matter.  If an Indemnified Party has knowledge of an asserted Tax liability with respect to a matter for which it may be indemnified hereunder and such party fails to provide the Indemnifying Party with prompt notice of such asserted Tax liability, then (i) if the Indemnifying Party is entirely foreclosed from contesting the asserted Tax liability as a result of the failure to give prompt notice, the Indemnifying Party shall have no obligation to indemnify the Indemnified Party for Taxes or Losses arising out of such asserted Tax liability, and (ii) if the Indemnifying Party is not entirely foreclosed from contesting the asserted Tax liability, but such failure to provide prompt notice results in any Losses or any monetary detriment to the Indemnifying Party, then any amount which the Indemnifying Party is otherwise obligated to pay the Indemnified Party pursuant to this Agreement shall be reduced by the amount of such detriment.

(c)                                  Clorox Parent shall control any audits, disputes, administrative, judicial or other proceedings related to Taxes of the Transferred Companies (“Tax Claims”) which relate to periods ending on or prior to the Closing Date.  Any Tax Claims (i) which relate to any Straddle Period or (ii) with respect to which Clorox Parent may reasonably be expected to indemnify Purchaser will be controlled by the Party that would bear the burden of the greater portion of the sum of any adjustment.  Purchaser shall control any other Tax Claims.  Subject to the preceding sentence, in the event that an adverse determination may result in each Party having a responsibility for any amount of Tax under this Article VIII or otherwise, each Party shall be entitled to fully participate in that portion of the proceeding relating to the Taxes for which it may incur liability hereunder.  Each Party shall, upon request, promptly provide to the other Party or its designated Affiliate powers of attorney or similar authorizations necessary to permit such other Party, its Affiliates and Representatives to carry out the purposes of this Section 8.3(c).  For purposes of this Section 8.3(c), the term “participate” shall include (i) participation in conferences, meetings or Proceedings with any Governmental Authority, the subject matter of which includes an item for which such Party may have liability hereunder, (ii) participation in appearances before any court or tribunal, the subject matter of which includes an item for which a Party may have liability hereunder, and (iii) with respect to matters described in the preceding clauses (i) and (ii), participation in the submission and determination of the content of the documentation, protests, memoranda of fact and law and briefs, and the conduct of oral arguments and presentations.

(d)                                 Neither Purchaser nor Clorox Parent shall agree to settle any Tax Liability or compromise any claim with respect to Taxes which settlement or compromise may materially affect the liability for Taxes of the other party, without such other Party’s written consent, which consent shall not be unreasonably withheld or delayed.

Section 8.4                                      Tax Treatment.  Any payments under this Article VIII shall be treated by the Parties hereto for Federal, state and local income Tax purposes (whether foreign or domestic) as a purchase price adjustment, except to the extent that a contrary treatment is required by applicable Law.

Section 8.5                                      Limits on Indemnification.

(a)                                  No amount shall be payable by Clorox Parent pursuant to Section 8.2(a)(i), unless (i) the amount of Loss related to any individual item exceeds $100,000 (and such items shall not be aggregated for the purposes of clause (ii)); and (ii) the aggregate amount of Losses indemnifiable by Clorox Parent under Section 8.2(a)(i) exceeds an amount equal to $7,650,000 (and then only to the extent of such excess) (the “Deductible”); provided, that the limitations set forth in clauses (i) and (ii) shall not apply to claims based on fraud or the Excluded Representations;

(b)                                 The maximum amount of aggregate indemnifiable Losses which may be recovered from Clorox Parent or its Affiliates pursuant to Section 8.2(a)(i) or (ii) (including the Asset and Liability Transfer Agreements and the Equity Transfer Agreements) shall be an amount equal to $38,250,000 (the “Indemnification Cap”); provided that the Indemnification Cap shall not apply to claims based on fraud or the Excluded Representations; and provided, further, that the aggregate liability of Clorox Parent with respect to claims based on Section 8.2(a)(iii) or the Excluded Representations (together with any and all other claims arising under this Article VIII, but excluding any claims arising under Section 8.3), shall be limited to an amount not to exceed the amount of the Purchase Price actually received by Clorox Parent.

(c)                                  Notwithstanding anything to the contrary contained in this Agreement, neither Party shall be liable to the other Party for any indirect, special, punitive, exemplary or consequential loss or damage arising out of this Agreement; provided, however, that the foregoing shall not be construed to preclude recovery by an Indemnified Party in respect of Losses directly incurred from Third Party Claims.  The Parties shall mitigate their damages and failure to so mitigate Losses shall reduce Losses otherwise recoverable from an Indemnifying Party to the extent attributable to such failure to mitigate.

(d)                                 The amount of an Indemnifying Party’s liability under this Agreement shall be net of any applicable insurance proceeds (less any Taxes thereon) received by, and that would reduce the overall impact of the Losses upon, such Indemnified Party.

(e)                                  To the extent curable, Clorox Parent shall have the opportunity to cure, for a period of thirty (30) days after receipt of a notice of breach from an Indemnified Party referenced in Section 8.2(a), any claim for indemnification based upon a breach of the representation contained in Section 3.15(b) by Clorox Parent making available to Purchaser any additional assets, rights or properties that should have been conveyed pursuant to this Agreement but were not, or providing additional services to Purchaser as required to fulfill the representation set forth in Section 3.15(b).  If Clorox Parent fails to cure such breach of Section 3.15(b) in the cure period set forth in the preceding sentence or if such breach is not curable, any of the

Indemnified Parties referenced in Section 8.2(a) shall have a claim for Losses under Section 8.2(a)(i).

Section 8.6                                      Indemnification as Exclusive Remedy; Specific Performance.

(a)                                  Subject to the limitations set forth in this Article VIII, (i) the indemnification provided in Section 8.2(a) shall be Purchaser’s and its Affiliates’ exclusive remedy for any claims after the Closing arising under this Agreement, the Asset and Liability Transfer Agreements or the Equity Transfer Agreements, and (ii) the indemnification provided in Section 8.2(b) shall be Clorox Parent’s and its Affiliates exclusive remedy for any claims arising after the Closing under this Agreement, the Asset and Liability Transfer Agreements or the Equity Transfer Agreements. Notwithstanding the preceding sentence, each of the Parties acknowledges and agrees that the other Party would be damaged irreparably if any of the provisions of this Agreement, the Asset and Liability Transfer Agreements and the Equity Transfer Agreements are not performed in accordance with their specific terms or are otherwise breached.  Accordingly, each of the Parties hereto agrees that, subject to Section 8.6(b) and Section 8.6(c) below, the other Party hereto shall be entitled to an injunction to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof (including the indemnification provisions hereof and any obligation to consummate the Contemplated Transactions) exclusively in courts of the State of New York, County of Manhattan, or, if it has or can acquire jurisdiction, in the United States District Court for the Southern District of New York, in addition to any other remedy to which they may be entitled at Law or in equity, and this right shall include the right of Clorox Parent to cause the Purchaser to fully enforce the terms of the Equity Financing Letter against the Guarantors to the fullest extent permissible pursuant to the Equity Financing Letter and applicable Laws and to thereafter cause the Contemplated Transactions to be consummated on the terms and subject to the conditions thereto set forth in this Agreement.  Each of the Parties hereby waives (i) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief.  If any Party brings any action to enforce specifically the performance of the terms and provisions hereof by any other Party or in accordance with Section 8.6(c), the Outside Date shall automatically be extended by (x) the amount of time during which such action is pending, plus twenty (20) Business Days or (y) such other time period established by the New York or federal court presiding over such action.

(b)                                 Clorox Parent hereby agrees that, prior to the Closing, Clorox Parent shall use reasonable best efforts to seek specific performance as its initial remedy with respect to breaches by Purchaser or any other Person or otherwise in connection with this Agreement or the transactions contemplated hereby and, except as provided in Section 8.6(c) below, that prior to the Closing, Clorox Parent may not seek or accept any other form of relief that may be available for breach under this Agreement, the Equity Financing Letter or the Limited Guarantee or otherwise in connection with this Agreement or the transactions contemplated hereby (including monetary damages).

(c)                                  If (i) the New York or federal court presiding over such action declines to specifically enforce the obligations of Purchaser under this Agreement, including to consummate the Contemplated Transactions, pursuant to a claim for specific performance brought against Purchaser pursuant to Section 8.6(b), or (ii) notwithstanding any grant of specific performance, Clorox Parent has, after using reasonable best efforts, been unable to secure the performance of Purchaser’s obligations, including the consummation of the Contemplated Transactions, within fifteen calendar days after such grant of specific performance, whether due to the unavailability of any part of the Financing, the refusal of any Person to comply with a court order, or otherwise, Clorox Parent shall solely pursue a claim for monetary damages against the Guarantors under, and subject to the terms of, the Limited Guaranty.  If such a court has granted an award of damages for an alleged breach against Purchaser, Clorox Parent shall solely be entitled to enforce such award against the Guarantors under the Limited Guaranty and accept damages for such alleged breach, subject only to the Liability Cap and the other terms and conditions of the Limited Guaranty.

ARTICLE IX
MISCELLANEOUS

Section 9.1                                      Entire Agreement.  This Agreement (including the Schedules and Exhibits hereto), the Ancillary Agreements and the Confidentiality Agreement and the documents referred to herein and therein constitute the entire agreement among the Parties with respect to the subject matter hereof, and no Party shall be liable or bound to any other Party in any manner by any warranties, representations or covenants, except as specifically set forth herein or therein.

Section 9.2                                      Governing Law; Jurisdiction.  This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York (including Section 5-1401 of the General Obligations Law), without regard to the conflicts of laws provisions thereof that would require the application of the laws of any other jurisdiction.  Any action, hearing, suit or proceeding arising out of or relating to this Agreement or any transaction contemplated by this Agreement (including the Financing) must be brought exclusively in the courts of the State of New York, County of Manhattan, or, if it has or can acquire jurisdiction, in the United States District Court for the Southern District of New York.  Each Party irrevocably submits to the exclusive jurisdiction of each such court in any such proceeding and waives any objection it may now or hereafter have to venue or to convenience of forum.  The Parties agree that any or all of them may file a copy of this Section 9.2 with any court as written evidence of the knowing, voluntary and bargained agreement between the Parties to irrevocably waive any objections to venue or to convenience of forum.

Section 9.3                                      Waiver of Right to Jury Trial.  PURCHASER AND CLOROX PARENT, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY IRREVOCABLY WAIVE ALL RIGHT TO TRIAL BY JURY AS TO ANY ISSUE RELATING HERETO IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT.

Section 9.4                                      Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be delivered by hand, mailed by registered or certified mail (return receipt requested), deposited with a reputable, established overnight courier service for delivery to the intended addressee against receipt, or sent by telecopy (confirmed by regular, first-class mail) to Clorox Parent and Purchaser at the following addresses (or at such other addresses for a Party as shall be specified by like notice) and shall be deemed given on the date on which such notice is received:

if to Clorox Parent:	The Clorox Company
1221 Broadway
Oakland, CA 94612
Attention: Chief Financial Officer
Fax: (510) 832-1463

with a copy to:	The Clorox Company
1221 Broadway
Oakland, CA 94612
Attention: General Counsel
Fax: (510) 832-1463

with a copy (which shall not
constitute notice) to:	Robert S. Townsend, Esq.
Morrison & Foerster LLP
425 Market Street
San Francisco, CA 94105
Fax: 415-268-7522

if to Purchaser:	c/o Avista Capital Partners
65 East 55th Street
18th Floor
New York, NY 10022
Attention: David Burgstahler and Ben Silbert
Fax: (212) 593-6901

with a copy (which shall not
constitute notice) to:	Kirkland and Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention: Kirk A. Radke and Joshua Kogan
Fax: (212) 446-6460

Section 9.5                                      Successors and Assigns.

(a)                                  Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Parties.  Notwithstanding the previous sentence, and except as otherwise provided in this Section 9.5, neither the rights nor the obligations under this Agreement shall be assigned or delegated by operation of Law or otherwise, and any attempted assignment or delegation in violation of this provision shall be null and void.

(b)                                 Either Party shall have the right to assign this Agreement and all or any part of such Party’s rights, interests or obligations hereunder to any Affiliate of such Party, and Purchaser shall have the right to assign this Agreement and all or any of Purchaser’s rights, interest or obligations hereunder to its financing sources for collateral purposes; provided that such Party shall not be relieved of its obligations under this Agreement.

(c)                                  Clorox Parent may assign this Agreement in connection with a merger or reorganization of Clorox Parent with or into another Person or the acquisition by such Person of all or substantially all of the outstanding capital stock or assets of Clorox Parent; provided that no such assignment shall relieve Clorox Parent (or its successor in the case of a merger) of any of its obligations or liabilities hereunder.

(d)                                 Any attempted or purported assignment of this Agreement which does not comply with this Section 9.5 shall be null and void, have no force or effect, and confer no rights upon any third parties.  Subject to compliance with the provisions of this Section 9.5, the provisions of this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, assigns and transferees.

Section 9.6                                      Confidentiality.  This Agreement is not intended to supersede or replace the Confidentiality Agreement.  The Confidentiality Agreement will survive the execution and delivery of this Agreement and remain in full force and effect in accordance with its terms until the Closing.  Until the Closing, Purchaser will continue to be obligated to perform and comply with its obligations under the Confidentiality Agreement.

Section 9.7                                      Materiality.  The fact that certain items have been included in the schedules shall not be deemed to be an agreement by Clorox Parent that such items are “material” or to further define the meaning of such terms for purposes of this Agreement.

Section 9.8                                      Public Announcements.  Subject to Section 5.13 and except as required by Law or the rules of any stock exchange of which Clorox Parent or Purchaser are subject, no party to this Agreement shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the Contemplated Transactions or otherwise communicate with any news media without the prior written consent of the other Party, and the Parties shall cooperate as to the timing and contents of any such press release or public announcement.

Section 9.9                                      Expenses.  Except as set forth in this Agreement, irrespective of whether the Closing is effected, each Party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement and the other documents or agreements contemplated hereby.

Section 9.10                                Attorneys’ Fees.  In any action at Law or suit in equity to enforce this Agreement or the rights of any of the Parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

Section 9.11                                Amendments and Waivers.  This Agreement may not be amended, supplemented or modified except by an agreement in writing signed by each of the Parties hereto.  No waiver shall be effective, unless it is in writing and is signed by the Party asserted to have granted such waiver.

Section 9.12                                Severability.  Any provision of this Agreement held to be invalid, illegal or unenforceable shall be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

Section 9.13                                No Third Party Beneficiaries.  Except for any Indemnified Party and the Lenders and other debt financing sources (who shall be entitled to rely upon and enforce Section 9.2 and Section 9.14), this Agreement is solely for the benefit of Clorox Parent and Purchaser and their permitted assigns, and nothing herein, express or implied, is intended to or shall confer upon any other Persons any rights or remedies hereunder..

Section 9.14                                No Recourse to Lenders.  Notwithstanding any provision of this Agreement, Clorox Parent agrees on its behalf and on behalf of its Subsidiaries and Affiliates that none of the Purchaser’s lenders or other debt financing sources (excluding in any event the Guarantors under the Limited Guaranty) shall have any liability to Clorox Parent and its Subsidiaries and Affiliates relating to this Agreement or any of the transactions contemplated herein; provided that this Section 9.14 shall in no way limit Clorox Parent’s ability to seek specific performance against Purchaser as a remedy under Section 8.6, including causing Purchaser to seek to enforce (including through litigation) its rights under the Debt Financing Letter in the event of a material breach by the Lenders.

Section 9.15                                Counterparts.  This Agreement may be executed in two or more counterparts (by original or facsimile signature), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[signature page follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

THE CLOROX COMPANY		VIKING ACQUISITION INC.

By:	/s/ Donald R. Knauss	By:	/s/ David Burgstahler
Name:	Donald R. Knauss	Name:	David Burgstahler
Title:	Chairman of the Board and Chief Executive Officer	Title:	President and Chief Executive Officer

SIGNATURE PAGE TO PURCHASE AGREEMENT

ANNEX I

DEFINED TERMS

“Accounting Firm” has the meaning set forth in Section 2.7(c).

“Acquisition” shall mean the acquisition by Purchaser or its Subsidiaries of the Transferred Assets and the Equity Interests and the assumption of the Transferred Liabilities contemplated by this Agreement.

“Adjustment Time” means 11:59 PM New York time on the date prior to the Closing Date.

“Affiliate” shall mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by, or is under common control with, such Person.  For the purposes of this definition, “control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, by agreement or otherwise.

“Agreement” shall have the meaning set forth in the Preamble.

“Alternate Debt Financing” shall have the meaning set forth in Section 5.18(c).

“Ancillary Agreements” shall mean the Transition Services Agreement, the Asset and Liability Transfer Agreements, the Equity Transfer Agreements, the Formula License Agreements and the Manufacturing Agreement.

“Asset and Liability Transfer Agreement (Argentina)” shall mean the Asset and Liability Transfer Agreement substantially in the form set forth as Exhibit B-1.

“Asset and Liability Transfer Agreement (Australia)” shall mean the Asset and Liability Transfer Agreement substantially in the form set forth as Exhibit B-2.

“Asset and Liability Transfer Agreement (Canada)” shall mean the Asset and Liability Transfer Agreement substantially in the form set forth as Exhibit B-3.

“Asset and Liability Transfer Agreement (Costa Rica)” shall mean the Asset and Liability Transfer Agreement substantially in the form set forth as Exhibit B-4.

“Asset and Liability Transfer Agreement (Mexico)” shall mean the Asset and Liability Transfer Agreement substantially in the form set forth as Exhibit B-5.

“Asset and Liability Transfer Agreement (Philippines)” shall mean the Asset and Liability Transfer Agreement substantially in the form set forth as Exhibit B-6.

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“Asset and Liability Transfer Agreement (Puerto Rico)” shall mean the Asset and Liability Transfer Agreement substantially in the form set forth as Exhibit B-7.

“Asset and Liability Transfer Agreement (New Zealand)” shall mean the Asset and Liability Transfer Agreement substantially in the form set forth as Exhibit B-8.

“Asset and Liability Transfer Agreements” shall mean the Asset and Liability Transfer Agreement (Argentina), the Asset and Liability Transfer Agreement (Australia), the Asset and Liability Transfer Agreement (Canada), the Asset and Liability Transfer Agreement (Costa Rica), the Asset and Liability Transfer Agreement (Mexico), the Asset and Liability Transfer Agreement (Philippines), the Asset and Liability Transfer Agreement (Puerto Rico) and the Asset and Liability Transfer Agreement (New Zealand).

“Asset Transferring Company” shall have the meaning set forth in the Recitals.

“Asset Transfers” shall mean the transfers of the applicable assets of the Business pursuant to the Asset and Liability Transfer Agreements.

“Australian Transferring Employees” shall have the meaning set forth in Section 5.10(b).

“Bankruptcy Exception” shall mean applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws now or hereafter in effect relating to creditors’ rights generally and general principles of equity (regardless of whether enforceability is considered in a proceeding at Law or in equity).

“Business” shall mean the business of developing, formulating, supplying, manufacturing, packaging, marketing, selling and distributing certain appearance and performance products formulated and sold under the brand names Armor All, STP, Oomph!, Son of a Gun, Tuff Stuff and Car Buddy for use with motor vehicles in the jurisdictions in which the Business Names are registered; provided, however, that the Business shall not include (i) the activities exclusively relating to First Brands (Bermuda) Ltd. and its Subsidiaries (except with respect to the right to exploit the Armor All and STP Marks) (ii) the activities exclusively relating to products sold under the brand name “Prestone”, “Poett” and “Mistolin” or (iii) activities related to any cleaning products that are not sold primarily for use with motor vehicles

“Business Benefit Plans” shall have the meaning set forth in Section 3.17(a).

“Business Confidential Information” shall have the meaning set forth in Section 5.13(d).

“Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in New York, New York.

“Business Disclosure Schedule” shall have the meaning set forth in the Preamble of Article III.

“Business Intellectual Property” shall mean the Intellectual Property used or held for use exclusively in the operation of the Business.

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“Business Material Adverse Effect” shall mean  any change, effect, event, occurrence, state of facts or development that is materially adverse to (i) the ability of Clorox Parent to consummate the Contemplated Transactions or (ii) the business, properties, assets, liabilities, condition (financial or otherwise) or results of operations of the Business, taken as a whole; provided, that notwithstanding the foregoing, none of the following changes, effects, events, occurrences, states of facts or developments shall be deemed (either alone or in combination) to constitute a Business Material Adverse Effect, and none of the following shall be taken into account in determining whether there has been a Business Material Adverse Effect or whether a Business Material Adverse Effect would reasonably be expected to occur, except, in the case of clauses (a), (b), (c), and (d) below, to the extent the same has had or would reasonably be expected to have a disproportionate effect on the Business compared to other participants in the industry in which the Business operates:  changes, effects, events, occurrences, states of facts or developments (a) relating to or resulting from general market, economic or political conditions in the countries in which the Business is conducting business, the global economy or capital or financial markets generally (including any changes arising out of acts of terrorism, war, weather conditions or other force majeure events); (b) relating to or resulting from changes in legal, regulatory or tax conditions or in authoritative interpretations thereof; (c) relating to any change in the accounting requirements applicable to the Business or the Business Operating Entities; (d) relating to or resulting from changes generally in the industry or markets in which the Business or the Business Operating Entities operate (including any changes arising out of acts of terrorism, war, weather conditions or other force majeure events); (e) resulting from the execution or announcement of this Agreement or the pendency of the Contemplated Transactions, including, but not limited to, (i) the identity of the Purchaser, (ii) the loss or departure of any Transferring Employees, (iii) the termination or potential termination of (or the failure or potential failure to renew or enter into) any Contracts with customers, suppliers, distributors, resellers, licensors or other business partners, (iv) any other negative development (or potential negative development) in the relationships with any of its customers, suppliers, distributors, resellers, licensors or other partners of the Business, and (v) any decline or other degradation in the customer bookings of the Business; (f) resulting from compliance by Clorox Parent, the Business or the Business Operating Entities with the terms of this Agreement; (g) except for the termination or expiration of the waiting period under the HSR Act and any other mandatory antitrust notification requirements, resulting from the failure to obtain any third party consents or approvals; and (h) resulting from the failure of the Business to meet or realize any projections, forecasts or business plans of the Business (provided that the facts and circumstances giving rise to any such failure that are not otherwise excluded from the definition of Business Material Adverse Effect may be taken into account in determining whether a Business Material Adverse Effect has occurred).

“Business Names” shall have the meaning set forth in Section 3.16(h).

“Business Operating Entities” shall mean the Persons listed on Schedule A.

“Business Product” shall have the meaning set forth in Section 3.24.

“Business Registered Intellectual Property” shall have the meaning set forth in Section 3.16(a).

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“Canadian Transferring Employees” shall have the meaning set forth in the Section 5.10(b).

“Clorox Argentina” shall have the meaning set forth in the Recitals.

“Clorox Australia” shall have the meaning set forth in the Recitals.

“Clorox Canada” shall have the meaning set forth in the Recitals.

“Clorox Costa Rica” shall have the meaning set forth in the Recitals.

“Clorox Luxembourg” shall have the meaning set forth in the Recitals.

“Clorox Mexico” shall have the meaning set forth in the Recitals.

“Clorox Philippines” shall have the meaning set forth in the Recitals.

“Clorox Puerto Rico” shall have the meaning set forth in the Recitals.

“Clorox Names” shall have the meaning set forth in Section 5.6.

“Clorox Parent” shall have the meaning set forth in the Preamble.

“Clorox New Zealand” shall have the meaning set forth in the Recitals.

“Clorox U.K.” shall have the meaning set forth in the Recitals.

“Clorox U.S.” shall have the meaning set forth in the Recitals.

“Clorox U.S. Sub” shall have the meaning set forth in the Recitals.

“Closing” shall have the meaning set forth in Section 2.3.

“Closing Date” shall mean the date of the Closing.

“Closing Indebtedness” means the aggregate amount of Indebtedness of the Transferred Companies as of the Closing Date, determined in accordance with Section 2.7(e).

“Closing Statement” has the meaning set forth in Section 2.7(b)(i).

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Competing Activity” shall mean developing, formulating, supplying, manufacturing, packaging, marketing, selling and distributing appearance and performance products specifically formulated and sold for use with motor vehicles worldwide.  Competing Activity shall not include (i) the activities of First Brands (Bermuda) Ltd. and its Subsidiaries (except with respect to the right to exploit the Armor All and STP Mark); (ii) activities relating to products sold under

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the brand name “Prestone”, “Poett” and “Mistolin” or (iii) activities related to cleaning products that are not sold primarily for use with motor vehicles.

“Confidentiality Agreement” shall mean the Non-Disclosure Agreement, dated May 26, 2010, between Avista Capital Holdings, LP and The Clorox Company.

“Contemplated Transactions” shall mean the Acquisition and the other transactions expressly required to be performed by this Agreement and the Ancillary Agreements.

“Contract” shall mean any written contract, lease, license or other agreement that is legally binding.

“Debt Commitment Letter” shall have the meaning set forth in Section 4.9(b).

“Debt Financing” shall have the meaning set forth in Section 4.9(b).

“Debt Payoff” shall have the meaning set forth in Section 5.19(a)(ix).

“Deductible” shall have the meaning set forth in Section 8.5(a).

“Effective Date” shall have the meaning set forth in the Preamble.

“Employment Agreements” shall have the meaning set forth in Section 3.18(d).

“Enterprise Value” means $765,000,000.

“Environmental Approval” shall mean any permit, license, authorization or approval required under applicable Environmental Law with respect to the Business.

“Environmental Laws” shall mean all Governmental Orders and Laws enacted or otherwise created by any Governmental Authority, including common law, that govern, regulate or otherwise affect the environment, or the protection of human health from environmental hazards, or the generation, handling, and disposal of Hazardous Materials, including, but not limited to, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act, the Federal Comprehensive Environmental Response, Compensation and Liability Act as amended, the Federal Toxic Substances Control Act and their state counterparts.

“Equity Financing” shall have the meaning set forth in Section 4.9(b).

“Equity Financing Letter” shall have the meaning set forth in Section 4.9(b).

“Equity Interests” shall have the meaning set forth in Section 2.2(a).

“Equity Transfer Agreements” shall mean the Equity Transfer Agreement (U.K.) and the Equity Transfer Agreement (U.S.).

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“Equity Transfer Agreement (U.K.)” shall mean the Equity Transfer Agreement in substantially the form set forth as Exhibit A-1.

“Equity Transfer Agreement (U.S.)” shall mean the Equity Transfer Agreement in substantially the form set forth as Exhibit A-2.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any Person that, together with any Business Operating Entity, at any relevant time is or was treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Estimated Closing Statement” has the meaning set forth in Section 2.7(a).

“Estimated Purchase Price” has the meaning set forth in Section 2.7(a).

“Excluded Software Agreement” shall have the meaning set forth in Section 3.16(b).

“Excluded Representations” shall have the meaning set forth in Section 8.1.

“Fee Letter” shall have the meaning set forth in Section 4.9(b).

“Fee Properties” shall mean the Real Property listed in Section 3.13(a)(1) of the Business Disclosure Schedule.

“Final Inventory” shall mean all Inventory conveyed at Closing to Purchaser or any of its Subsidiaries as Transferring Company Inventory or through the indirect acquisition of the Inventory of the Transferred Companies through the acquisition of the Equity Interests thereof.

“Final Purchase Price” has the meaning set forth in Section 2.7(d)(i).

“Financial Statements” shall have the meaning set forth in Section 3.9(a).

“Financing” shall have the meaning set forth in Section 4.9(b).

“Financing Letter” shall have the meaning set forth in Section 4.9(b).

“Fiscal Year 2010” shall mean the fiscal year ended June 30, 2010.

“Formula License Agreements” shall have the meaning set forth in the Recitals.

“GAAP” shall mean generally accepted accounting principles and practices in the U.S., France or any other country, as applicable.

“Governing Document” shall mean any charter, articles, bylaws, certificate or similar document adopted, filed or registered in connection with the creation, formation, organization or governance of an entity.

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“Governmental Antitrust Authority” shall have the meaning set forth in Section 5.3(c)(i).

“Governmental Authority” shall mean any United States Federal, state or local or any foreign governmental, regulatory or administrative authority, agency or commission or any court, tribunal or judicial or arbitral body of any of the foregoing.

“Governmental Authorization” shall mean any consent, license, permit or registration issued or granted by any Governmental Authority or pursuant to any Law; provided that, any consent that may be required by a Governmental Authority as a party to an agreement acting in such Governmental Authority’s proprietary capacity rather than its regulatory capacity shall be deemed not to be a Governmental Authorization.

“Governmental Order” shall mean any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Materials” shall mean the existence in any form of polychlorinated biphenyls, asbestos or asbestos containing materials, urea formaldehyde foam insulation, oil, gasoline, petroleum, petroleum products or petroleum-derived substances (other than in vehicles operated in the ordinary course of business), pesticides or herbicides, or any other chemical, material, substance, or waste regulated under any Environmental Laws as a potential or actual hazard to the environment or human health or safety.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“In-bound Licenses” shall have the meaning set forth in Section 3.16(c)(i).

“Incidental Business” shall have the meaning set forth in Section 5.14(a).

“Indemnification Cap” shall have the meaning set forth in Section 8.5(b).

“Indemnified Party” shall have the meaning set forth in Section 8.2(c).

“Indemnifying Party” shall have the meaning set forth in Section 8.2(c).

“Indebtedness” means, as of any time, without duplication, the outstanding principal amount of, accrued and unpaid interest on, and other payment obligations (including any prepayment premiums payable as a result of the consummation of the Acquisition) arising under, any obligations of any Transferred Company consisting of (a) indebtedness for borrowed money or indebtedness issued in substitution or exchange for borrowed money or for the deferred purchase price of property or services (excluding any trade payables and accrued expenses arising in the ordinary course of business), (b) indebtedness evidenced by any note, bond, debenture or other debt security, (c) indebtedness and related costs under any interest rate swap arrangement, (d) obligations under capitalized leases, (e) letters of credit (excluding any undrawn letters of credit), (f) guarantees of any indebtedness or other obligations under clauses (a), (b), (c), (d), (e) and (g) any prepayment penalties, premiums, breakage costs, fees and other costs and expenses

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associated with the repayment of any indebtedness or other obligations under clauses (a), (b), (c) and (e) upon termination thereof on the Closing Date.

“Insurance Policies” shall have the meaning set forth in Section 3.22.

“Intellectual Property” means any of the following in any jurisdiction throughout the world: (a) Marks; (b) all inventions and invention disclosures (whether or not patentable or reduced to practice), and all patents and patent applications, together with all reissues, continuations, continuations-in-part, revisions, divisional, extensions, and reexaminations in connection therewith; (c) all works of authorship (whether or not copyrightable), copyrights, and all applications, registrations, and renewals in connection therewith; (d) all trade secrets and other rights in know-how, formulas, methodologies, processes, ideas, research and development, and confidential information; (e) all rights of privacy and publicity, including rights to use the names, likenesses, images, voices, signatures and biographical information of real persons; and (f) all other proprietary and intellectual property rights.

“Intellectual Property Agreements” shall have the meaning set forth in Section 3.16(c)(ii).

“Intercompany Liabilities” means any Liability of Clorox Parent or any of its Subsidiaries (including any Business Operating Entity) to Clorox Parent or any of its Subsidiaries (including any Business Operating Entity).

“Inventory” means all raw material, work-in-process and finished goods inventories exclusively of the Business, wherever located.

“June 30, 2010 Balance Sheet” shall have the meaning set forth in Section 3.9(a).

“Knowledge” shall mean (a) with respect to Purchaser, the actual knowledge after becoming reasonably familiar with the terms of this Agreement of David Burgstahler, Bevin O’Neil, David Lundstedt and Allen Yurko and (b) with respect to Clorox Parent, the actual knowledge after becoming reasonably familiar with the terms of this Agreement of the persons listed on Schedule E.

“Law” shall mean any binding Federal, state, local or foreign statute, law, ordinance, regulation, rule, code, or order.

“Leased Properties” shall mean the Real Property listed in Sections 3.13(a)(2) — (6) of the Business Disclosure Schedule.

“Lenders” shall have the meaning set forth in Section 4.9(b).

“Liability” shall mean any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with generally accepted accounting principles and regardless of whether such debt, obligation, duty or liability is immediately due and payable.

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“Liability Cap” shall have the meaning set forth in the Limited Guaranty.

“Liens” shall mean all pledges, liens, mortgages, or security interests.

“Limited Guaranty” shall have the meaning set forth in the Recitals.

“Listed Agreements” shall have the meaning set forth in Section 3.12(a).

“Loss” shall have the meaning set forth in Section 8.2(a).

“Maintenance Costs” shall have the meaning set forth in Section 5.12(g).

“Marks” shall mean trademarks, service marks, trade names, designs, logos, trade dress, slogans, business names, trade names, Internet domain names, and all other designations of origin, all applications, registrations, and renewals in connection therewith, and all goodwill associated with any of the foregoing.

“Manufacturing Agreement” shall have the meaning set forth in the Recitals.

“Marketing Period” means the first period of twenty-five (25) consecutive Business Days commencing after the date hereof and throughout which (i) Purchaser shall have the Required Information, (ii) the condition set forth in Section 6.1(b) is satisfied and (iii) nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 6.2 to fail to be satisfied, assuming that such conditions were applicable at any time during such twenty-five (25) consecutive Business Day period; provided that (w) the Marketing Period shall not begin prior to November 1, 2010, (x) the Marketing Period shall end on any earlier date that is the date on which the Debt Financing is obtained, (y) the Marketing Period shall not include any day from and including November 24 through and including November 28, 2010 and from and including December 24 through and including January 3, 2011 and (z) the Marketing Period shall not be deemed to have commenced if, after the date hereof and prior to the completion of the Marketing Period:

(A) Ernst & Young LLP shall have withdrawn its audit opinion with respect to any financial statements contained in the Financial Statements, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, a new unqualified audit opinion is issued with respect to the consolidated financial statements of the Business for the applicable periods by Ernst & Young LLP or another independent public accounting firm reasonably acceptable to Purchaser;

(B) the financial statements included in the Required Information that is available to Purchaser on the first day of any such twenty-five (25) consecutive Business Day period would be required to be updated under Rule 3-12 of Regulation S-X in order to be sufficiently current on any day during such twenty-five (25) consecutive Business Day period to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such twenty-five (25) consecutive Business Day period, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, the receipt by Purchaser of updated Required Information that would be required under Rule 3-12 of Regulation S-X to permit a

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registration statement using such financial statements to be declared effective by the SEC on the last day of such new twenty-five (25) consecutive Business Day period, together with a reasonably detailed schedule of corporate allocations for such updated financial statements; or

(C) Clorox Parent issues a public statement indicating its intent to restate any historical financial statements of Clorox Parent or any portion of such financial statements that is reasonably expected to have a material impact on the Business or the Financial Statements, or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, such restatement has been completed and the relevant Financial Statements have been amended or Clorox Parent has announced that it has concluded that no restatement of the Financial Statements shall be required in accordance with GAAP.

If at any time Clorox Parent shall in good faith reasonably believe that the Marketing Period has begun, it may deliver to Purchaser a written notice to that effect, in which case the Marketing Period will be deemed to have begun on the date of such notice, unless Purchaser in good faith reasonably believes the Marketing Period has not begun and, within three (3) Business Days after the delivery of such notice, delivers a written notice to the Company to that effect, stating with specificity why Purchaser believes the Marketing Period has not begun (including, if Purchaser believes the Required Information has not been provided, stating with specificity which items of Required Information have not been provided).

“New Debt Commitment Letter” shall have the meaning set forth in Section 5.18(c).

“Non-Business Information” shall have the meaning set forth in Section 5.13(b).

“Objection” has the meaning set forth in Section 2.7(c).

“Objection Notice” has the meaning set forth in Section 2.7(c).

“Out-bound Licenses” shall have the meaning set forth in Section 3.16(c)(ii).

“Outside Date” has the meaning set forth in Section 7.1(a)(ii).

“Party” shall mean Clorox Parent or Purchaser, as the context requires.

“Permitted Liens” shall mean (a) indebtedness and liabilities disclosed on the Financial Statements; (b) mechanics’, workmen’s and repairmen’s Liens; (c) easements, reservations, covenants, conditions, restrictions and other Liens and encumbrances of public record or disclosed in the Real Property Leases (including any annexes, attachments, schedules or exhibits thereto); (d) material Liens for Taxes not yet due and payable and general and special assessments not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings; (e) Liens on goods in transit incurred under documentary letters of credit; (f) rights of way and restrictions (including zoning and land use regulations) imposed by Law; and (g) any rights, interests or claims which may be disclosed by an inspection of the location or by inquiry of the parties in possession thereof.

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“Person” shall mean an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Post-Closing Refunds” shall have the meaning set forth in Section 5.8.

“Pre-Closing Portion” shall mean the portion of a Straddle Period ending at the close of business on the Closing Date.

“Pre-Closing Refunds” shall have the meaning set forth in Section 5.8.

“Pre Closing Tax Period” means any taxable period or portion thereof ending on or before the Closing Date.

“Pre-Closing Taxes” means (a) all Taxes (or the non-payment thereof) of any Asset Transferring Company attributable to any period, (b) all Taxes (or the non-payment thereof) of any Transferred Company or any of its Subsidiaries attributable to any Pre-Closing Tax Period, (c) all Taxes (or the non-payment thereof) of any member of an affiliated, consolidated, combined or unitary group of which any Transferred Company or any of its Subsidiaries is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local, or foreign law or regulation and (d) all Taxes (or the non-payment thereof) of any Person (other than the Transferred Companies) imposed on the Purchaser or any of its Subsidiaries (including, for the avoidance of doubt, the Transferred Companies) as a transferee or successor, by contract or pursuant to any law, rule or regulation, which Taxes relate to an event or transaction occurring before the Closing.

“Proceeding” shall mean any action, litigation, arbitration, suit, claim, charge, complaint, proceeding, or investigation or review of any nature, civil, criminal, regulatory or otherwise, before any Governmental Authority or arbitral or mediation organization.

“Purchase Price” means (i) Enterprise Value, minus (ii) the amount (if any) by which Target Working Capital exceeds U.K. Net Working Capital plus the Value of Final Inventory, minus (iii) the amount of Closing Indebtedness, if any.

“Purchaser” shall have the meaning set forth in the Preamble.

“Purchaser Disclosure Schedule” shall have the meaning set forth in the Preamble of Article IV.

“Purchaser Plans” shall have the meaning set forth in Section 5.10(c).

“Purchaser Transferee” shall have the meaning set forth in Section 2.2(e).

“Real Property” shall have the meaning set forth in Section 3.13(a).

“Real Property Leases” shall mean the lease agreement regarding Real Property listed in Sections 3.13(a)(2) — (6) of the Business Disclosure Schedule.

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“Records” shall have the meaning set forth in Section 5.12(e).

“Required Information” shall have the meaning set forth in Section 5.19(a)(iv).

“Representative” shall mean, with respect to a particular Person, any director, officer, employee, agent, consultant, advisor, legal counsel, accountant or other representative of that Person.

“Retained Liabilities” shall have the meaning set forth in Section 2.2(f).

“SEC” shall mean the Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shared Confidential Information” shall have the meaning set forth in Section 5.13(c).

“Software Licenses” shall have the meaning set forth in Section 3.16(b).

“Straddle Period” shall mean a Tax period that begins before and ends after the Closing Date.

“Straddle Period Statement” shall have the meaning set forth in Section 5.7(c).

“Subsidiary” of any Person shall mean (i) a corporation more than fifty percent (50%) of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof; (ii) a partnership of which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership; (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company; (iv) a joint venture (a) more than fifty percent (50%) of the combined voting power of the outstanding voting interests of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof or (b) of which such Person or one or more other Subsidiaries of such Person is the managing member and has the power to direct the policies, management and affairs of such joint venture, or (v) any other Person (other than a corporation, partnership, limited liability company or joint venture) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.

“Survey” shall have the meaning set forth in Section 6.2(e).

“Target Working Capital” means $52,500,000.

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“Tax” or “Taxes” shall mean (i) all Federal, state, local, foreign and other net income, estimated, gross income, gross receipts, value-added, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall profits, customs, duties, environmental, capital gains, capital stock, escheat, social security (or similar), unemployment, disability, registration, alternative or add-on minimum  or other taxes, fees, assessments or charges of any kind whatsoever; (ii) any liability for Taxes as a member of a consolidated, combined, unitary, affiliated or other group under U.S. Treasury Regulation 1.1502-6, or any similar provision of state, local or foreign Law, (iii) any interest, penalties or additions to tax with respect to amounts referred to in clause (i) or (ii) hereof and (iv) any liability for or in respect of the payment of any amount described in clauses (i), (ii) or (iii) of this definition as a transferee or successor, by contract or otherwise.

“Tax Claims” shall have the meaning set forth in Section 8.3(c).

“Tax Returns” shall mean all returns and reports (including elections, declarations, disclosures, schedules, statements, estimates and information returns) relating to Taxes required to be filed or actually filed with a Governmental Authority.

“Tax Statement Dispute” shall have the meaning set forth in Section 5.7(d).

“Third Party Claims” shall have the meaning set forth in Section 8.2(d).

“Transaction Agreements” shall mean this Agreement and the Ancillary Agreements.

“Transferred Assets” shall have the meaning set forth in Section 2.2(b).

“Transferred Contracts” shall have the meaning set forth in Section 2.2(b).

“Transferred Companies” shall have the meaning set forth in the Recitals.

“Transferring Companies” shall have the meaning set forth in the Recitals.

“Transferring Company Inventory” shall have the meaning set forth in Section 2.2(b)(i).

“Transferring Employees” shall mean the U.S. Transferring Employees, the U.K. Transferring Employees, the Canadian Transferring Employees and the Australian Transferring Employees.

“Transferred Intellectual Property” shall have the meaning set forth in Section 5.6(b).

“Transferred Liabilities” shall have the meaning set forth in Section 2.2(d).

“Transition Services Agreement” shall have the meaning set forth in the Recitals.

“U.K. Company” shall have the meaning set forth in Section 3.17(d).

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“U.K. Net Working Capital” shall mean, as of the Adjustment Time, the (i) the sum of the amount of accounts receivable, prepaid expenses and other current assets, excluding inventory, cash and cash equivalents, of Clorox U.K, net of any applicable allowances or reserves, less (ii) sum of the amount of all accounts payable, accrued expenses, accrued wages, accrued vacation and other current liabilities of Clorox U.K., calculated in each case using only those line items set forth on the example statement of U.K. Net Working Capital attached hereto as Exhibit F and prepared on a consolidated basis for the Business in accordance with GAAP and using the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, inclusions, exclusions and valuation and estimation methodologies) used and applied in the preparation of the June 30, 2010 Balance Sheet; provided, that U.K. Net Working Capital shall not include any Liabilities to or in respect of UK Transferred Out Employees, deferred Tax assets or any Tax Liabilities, whether deferred or otherwise, or any Retained Assets or Retained Liabilities.  For the avoidance of doubt, retention payments to the Transferring Employees in accordance with Section 5.10(j) will not be included in U.K. Net Working Capital.

“U.K. Transferring Employees” shall have the meaning set forth in Section 5.10(a).

“U.K. Transferred Out Employees” shall have the meaning set forth in Section 5.10(a).

“U.S. Transferred Company” shall have the meaning set forth in Section 3.17(a).

“U.S. Transferring Employees” shall have the meaning set forth in Section 5.10(a).

“Value of the Final Inventory” shall mean, as of the Adjustment Time, the value in U.S. dollars of the Final Inventory net of any applicable allowances or reserves calculated in each case using the line items for the Inventory in each global market of the Business set forth on the example statement of U.K. Net Working Capital attached hereto as Exhibit F, and prepared on a consolidated basis for the Business in accordance with GAAP and using the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, inclusions, exclusions and valuation and estimation methodologies) used and applied in the preparation of the June 30, 2010 Balance Sheet.

“VAT” shall mean any value added Taxes or any other similar sales, use, excise, value added or consumption Tax which replaces and/or supplements in whole or in part VAT.

“WARN Act” shall have the meaning set forth in Section 3.18(d).

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